ARS

Virtual Instrumentation

National Instruments National Instruments National Instruments National Instruments


NI PXI-1045
LabVIEW Measurements.vi

2003 Annual Report

National Instruments National Instruments National Instruments National Instruments

ni.com

Revolutionizing Measurement and Automation

PE 12-31-03

NATIONAL INSTRUMENTS™

15 Year CAGR 21%


Net Revenue in Millions
$0
$50
$100
$150
$200
$250
$300
$350
$400
'77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

"We are very proud of our strong performance in 2003. We introduced a record number of new products and delivered the highest revenue in any year in our history."

Dr. James Truchard
NI President, CEO and Co-Founder

Sequential Sales
by Quarter
(Millions)


95 94 96 107 99 100 105 122
Q1 '02 Q2 '02 Q3 '02 Q4 '02 Q1 '03 Q2 '03 Q3 '03 Q4 '03

Continued Investment
in People


2,849
1,226
3,008
1,360
3,078
1,426
Total Headcount
Engineers
2001
2002
2003

Investment in R&D
(Millions)


$46 $56 $61 $64 $71
'99 '00 '01 '02 '03

Net Income
(Millions)


7.4 7.4 6.7 10.0 6.8 7.4 8.0 11.2
Q1 '02 Q2 '02 Q3 '02 Q4 '02 Q1 '03 Q2 '03 Q3 '03 Q4 '03



To Our Stockholders and Friends

Throughout our history, NI has delivered long-term value to stockholders. While 2003 was another challenging year for the industrial economy, we delivered a new all-time record for sales in Q4 and for the entire year. I believe we executed very well, and our increased R&D investments paid off with a record number of new products. We delivered solid profitability, generated strong cash flow from operations, and delivered the 26th year of growth in the company's 27-year history.

Our Mission

Our mission is to create innovative computer-based products that improve everyday life by improving technology. Our customers are scientists, engineers, and technology professionals in a range of industries, who use our measurement and automation tools to research, design, build, test, automate, and improve a wide array of products and services. With our innovative software and hardware tools, we give our customers a better solution for measuring and automating the world around them. Our strategy is to innovate, constantly improve, and deliver a steady stream of new products that provide higher value to our customers and increase our business opportunities.

Our vision is to revolutionize the measurement and automation industry through virtual instrumentation, an innovative approach NI pioneered and continues to lead. With virtual instrumentation, we leverage off-the-shelf, mainstream computer technologies and add our own innovative modular hardware and software products, such as our flagship LabVIEW™ product family, to create powerful computer-based instrumentation solutions. Our approach empowers customers to easily build solutions that are open, flexible, and user-defined, rather than rely on closed, fixed-function, vendor-defined traditional instrumentation. With virtual instrumentation, our customers can save time and money and achieve higher performance solutions.

Our Results

Our sales for 2003 were a record $426 million, up $35 million or 9 percent from the $391 million in revenue for 2002. I am pleased with our performance, especially with our execution in new product R&D. In 2003, we introduced more new products than in any year in our history. We also delivered solid profitability in each quarter and for the year.

The diversity of our business – across geographies, industries, customers, and applications – is a key factor in our long track record of success. In 2003, we sold products to more than 25,000 different companies in more than 90 countries. Although sales are not tracked by industry in each geography, in the United States, no single industry accounted for more than 10 percent of our total revenue.

As we began 2003, broad-based metrics such as U.S. industrial production and the Institute of Supply Management's purchasing managers index were negatively affected throughout the first half of 2003 by the uncertain economic and geopolitical environment. Despite these challenges, we delivered 6 percent year-over-year sales growth for the first half of 2003. In the second half of the year, these metrics began to show early signs of a recovery which strengthened towards the end of the year. This, combined with our record number of new products in 2003 – many of which were announced at our NIWeek™ Conference in August – enabled us to deliver 12 percent year-over-year sales growth for the second half of the year, and new all-time sales records for Q4 and for the year.

Our Product Mix

The majority of our business today is from our computer-based virtual instrumentation products, including our LabVIEW, LabVIEW Real-Time, DIAdem™ and TestStand™ software, as well as our PC-based data acquisition, PXI modular instrumentation, Compact FieldPoint™ distributed data collection, and machine vision hardware. Sales of our virtual instrumentation products, which represent a lower-cost alternative to traditional solutions, delivered solid growth throughout 2003.

When our company was founded 27 years ago, we started by building a leadership position in instrument control products (GPIB and VXI) that allow computers to control traditional instruments made by other vendors. Today, our instrument control products have established a mature market presence and our sales generally correlate to the number of traditional instruments sold by other vendors.

Our New Products

Throughout our history, a key to our success has been innovative new products that strengthen our core business, while at the same time expanding our market opportunities. In 2001, 2002, and 2003, while many companies reduced investments in response to the weak industrial economy, we continued to increase our investment in new product R&D.

This investment paid off with a record number of new products in 2003. LabVIEW 7 Express, representing over 350 person years of engineering effort, was the most significant upgrade to our flagship software product in over a decade. In addition to dramatic improvements in ease-of-use to attract new customers, LabVIEW 7 Express expanded our target platforms to include handheld PDA computing devices and FPGA chipsets. LabVIEW 7 Express has been extremely well received by both existing and new customers. In the second half of 2003, we saw the strongest growth in application software sales that we have seen in many years.

Our new 100 MHz mixed-signal suite of modular PXI instruments was also a major engineering investment over many years, and a major milestone both for our company and for virtual instrumentation. These products feature a revolutionary new Synchronization and Memory Core (SMC) hardware architecture that delivers dramatic performance improvements for our customers. We look forward to leveraging our new SMC hardware architecture across many future products in the coming years. Strong customer acceptance of our new PXI mixed-signal suite helped deliver very strong growth and record sales of our PXI products in 2003.

In Q4 of 2002, we introduced a major enhancement to our fast-growing FieldPoint distributed measurement and control platform with our new Compact FieldPoint family of products. Compact FieldPoint gives our customers an even smaller, more rugged platform that further extends the reach of LabVIEW into extremely harsh industrial environments on factory floors, within industrial machines, and in remote locations. In 2003, we continued to expand our Compact FieldPoint family, and customer reaction was very positive, contributing to very strong growth in this product line and record sales for the year.

Our New Opportunities

Many of our latest product introductions give us a strong technology advantage that has increased our success in penetrating key new application areas. For example, we saw continued strong growth throughout 2003 in sales of PXI and Compact FieldPoint systems for real-time, embedded, and distributed industrial applications, especially in the military, aerospace, and automotive industries. We also had continued success with PXI in penetrating high volume consumer electronics manufacturing applications. With our new LabVIEW PDA product, we began penetrating new portable and handheld applications, such as field service and repair, for the first time. Our new LabVIEW FPGA product has been especially successful with our lead customers in military, aerospace, automotive, and other industries who have used it to build ultrahigh-performance solutions that go far beyond the capabilities of our previous products. We also made significant progress in extending the use of our flagship LabVIEW software platform "throughout the design chain," through many initiatives that enhance our own product capabilities as well as further integrate LabVIEW with other software tools used for design and simulation.

I am very pleased with the execution in our sales and marketing organizations in 2003, especially in driving strong initial sales of our record number of new products. With the significant increase in our R&D headcount over the last three years, we have many more exciting new products in the pipeline for 2004 and beyond.

Our Finances

Our employees did an outstanding job in driving increased revenue growth, sustaining our operating margins, and executing on strategic investments in 2003. The year started slow as a result of the economic impact of the conflict in Iraq, but growth accelerated as the year went on with year-over-year revenue growth increasing from 5 percent in Q1, to 7 percent in Q2, 9 percent in Q3 and 14 percent in Q4. At the same time, we maintained our strategy of focusing investment in R&D and our sales channel, ending 2003 with 1,426 engineers, up 34 percent from December 2000. Total headcount on December 31, 2003 was 3,078, up 23 percent, from the end of 2000. This demonstrates our continued commitment to funding sustained revenue growth.

In 2003, we saw a large variation in our patent litigation expenses compared to 2002. In 2003, we recorded $8 million in patent litigation expenses, up from the $4.7 million expense we incurred in 2002. This resulted in a $3.3 million increase in litigation expenses. During 2003, NI received a favorable jury verdict in its patent infringement case against The MathWorks Inc. The jury found them to be infringing three of our LabVIEW patents and confirmed all four of the patents in the suit to be valid.

For 2003, we had $63 million in net cash provided from operating activities, up 28 percent over 2002 and we finished 2003 with $195 million in cash and short-term investments, up from $154 million at the end of 2002. Given our record cash balance, over 44 consecutive quarters of profitable operation, and the recent changes in the tax on dividends, the Board of Directors declared the company's first ever quarterly cash dividend payable to stockholders of record on August 4.

Our Culture

I am very proud that for the fifth consecutive year, *FORTUNE* magazine named NI among its 100 Best Companies to Work For in America. Keeping NI an innovative, rewarding, and fun place to work is a commitment we take very seriously, and we met the challenge again in 2003.

Our Future

I thank our customers, stockholders, employees, and suppliers for their support during 2003. We released a record number of new products, including ground-breaking innovations that significantly expand the boundaries of virtual instrumentation and our future opportunities, and we delivered record sales for 2003.

As we enter 2004, our primary challenge is to continue to increase our growth rate. We are excited about the success of our latest products, and will continue to invest aggressively to expand our market opportunities, execute on our core vision for virtual instrumentation, and deliver long-term value to our stockholders.

Dr. James Truchard,

President, CEO, and Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number 0-25426

NATIONAL INSTRUMENTS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**74-1871327**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
11500 North Mopac Expressway Austin, Texas	**78759**
(address of principal executive offices)	**(zip code)**

Registrant's telephone number, including area code:
(512) 338-9119

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of voting stock held by non-affiliates of the registrant at the close of business on June 30, 2003, was $37.85 based upon the last sales price reported for such date on the Nasdaq National Market. For purposes of this disclosure, shares of Common Stock held by persons who hold more than 5% of the outstanding shares of Common Stock and shares held by officers and directors of the registrant as of December 31, 2003 have been excluded in that such persons may be deemed to be affiliates. This determination is not necessarily conclusive.

At the close of business on January 23, 2004, registrant had outstanding 52,232,082 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the definitive proxy statement for the Annual Meeting of Stockholders to be held on May 11, 2004 (the "Proxy Statement").

PART I

This Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements, including statements regarding our strategy, products, product development efforts and financial performance, are subject to risks and uncertainties. We use words such as "anticipate," "believe," "plan," "expect," "future," "intend" and similar expressions to identify forward-looking statements. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors including those set forth under the heading "Factors affecting the Company's Business and Prospects" beginning on page 19, and elsewhere in this Form 10-K. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We disclaim any obligation to update information contained in any forward-looking statement.

ITEM 1. BUSINESS

National Instruments Corporation (the "Company" or "National Instruments") is a leading supplier of measurement and automation products that engineers and scientists use in a wide range of industries. These industries are spread across a large and diverse market for test and measurement ("T&M") and industrial automation ("IA") applications. The Company provides flexible application software and modular, multifunction hardware that users combine with industry-standard computers, networks and the Internet to create measurement and automation systems, which the Company also refers to as "virtual instruments."

The Company is based in Austin, Texas and was incorporated under the laws of the State of Texas in May 1976 and was reincorporated in Delaware in June 1994. On March 13, 1995, the Company completed an initial public offering of shares of its Common Stock. The Company's Common Stock, $0.01 par value, is quoted on the Nasdaq National Market under the trading symbol NATI.

Our Internet website address is http://www.ni.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Industry Background

Engineers and scientists have long used instruments to observe, better understand and manage the real-world phenomena, events and processes related to their industries or areas of expertise. Instruments measure and control electrical signals, such as voltage, current and power, as well as physical phenomena, such as temperature, pressure, speed, flow, volume, torque and vibration. Common general-purpose instruments include voltmeters, signal generators, oscilloscopes, dataloggers, spectrum analyzers, cameras, and temperature and pressure monitors and controllers. Some traditional instruments are also highly application specific, designed to measure specific signals for particular vertical industries or applications. Instruments used for industrial automation applications include data loggers, strip chart recorders, programmable logic controllers (PLCs), and proprietary turn-key devices and/or systems designed to automate specific vertical applications.

Instrument applications can be generally categorized as either T&M or IA. T&M applications generally involve testing during the research, design, manufacture and service of a wide variety of products. IA applications generally involve automating the machinery and processes used in the production and distribution of a wide variety of products and materials.

Instruments and systems for both T&M and IA applications have historically shared common limitations, including: fixed, vendor-defined functionality; proprietary, closed architectures that were generally difficult to program and integrate with other systems; and inflexible operator interfaces that were usually cumbersome to operate and change. Proprietary instrumentation systems have traditionally been very expensive, with IA system prices ranging as high as several million dollars and T&M instrumentation system prices often ranging in the hundreds of thousands of dollars. In addition, the limitations on programmability of traditional systems means that adopting these systems to changing requirements is both expensive and time consuming, and users are often required to purchase multiple single-purpose instruments.

The Company's Approach to Measurement and Automation

A virtual instrument is a user-defined measurement and automation system that consists of an industry standard computer (which may be a mainstream general-purpose computer, workstation, handheld PDA device, or a version of an industry standard computer, workstation, or handheld PDA that is specially designed and packaged for harsh industrial or embedded environments) equipped with the Company's user-friendly application software, cost-effective hardware and driver software. Virtual instrumentation represents a fundamental shift from traditional hardware-centered instrumentation systems to software-centered systems that exploit the computational, display, productivity and connectivity capabilities of computers, networks and the Internet. Because virtual instruments exploit these computation, connectivity, and display capabilities, users can define and change the functionality of their instruments, rather than being restricted by fixed-functions imposed by traditional instrument and automation vendors. The Company's products empower users to monitor and control traditional instruments, create innovative computer-based systems that can replace traditional instruments at a lower cost, and develop systems that integrate measurement functionality together with industrial automation capabilities. The Company believes that giving users flexibility to create their own user-defined virtual instruments for an increasing number of applications in a wide variety of industries, and letting users leverage the latest technologies from computers, networking and communications shortens system development time and reduces both short- and long-term costs of developing, owning and operating measurement and automation systems, and improves the efficiency and precision of applications spanning research, design, production and service.

Compared with traditional solutions, the Company believes its products and computer-based, virtual instrumentation approach provide the following significant customer benefits:

Performance, Ease-of-Use and Efficiency

The Company's virtual instrument application software brings the power and ease-of-use of computers, PDAs, networks and the Internet to instrumentation. With features such as graphical programming, automatic code generation capabilities, graphical tools libraries, ready-to-use example programs, libraries of specific instrumentation functions, and the ability to deploy their applications on a range of platforms, users can quickly build a virtual instrument system that meets their individual application needs. In addition, the continuous improvement in performance of PC and networking technologies, which are the core platform for the Company's approach, result in direct performance benefits for virtual instrument users in the form of faster execution for software-based measurement and automation applications, resulting in shorter test times, faster automation, and higher manufacturing throughput.

Modularity, Reusability and Reconfigurability

The Company's products include reusable hardware and software modules that offer considerable flexibility in configuring systems. This ability to reuse and reconfigure instrument systems allows users to reduce development time and maximize efficiency by eliminating duplicated programming efforts and to quickly adapt their instruments to new and changing needs. In addition, these features help protect both hardware and software investments against obsolescence.

Lower Total Solution Cost

The Company believes that its products and solutions offer price/performance advantages over traditional instrumentation. Virtual instrumentation provides users the ability to utilize industry standard computers and workstations, portable PDAs and other handheld devices, as well as ruggedized industrial computers equipped with modular and reusable application software, cost-effective hardware and driver software that together perform the instrumentation functions that would otherwise be performed by costly, proprietary instrumentation systems. In addition, virtual instrumentation gives users the flexibility and portability to adapt to changing needs, whereas traditional closed systems are both expensive and time consuming to adapt, if adaptable at all.

Strategy

The Company's objective is to be a leading supplier of measurement and automation products and solutions to engineers, scientists and others in both T&M and IA applications. To achieve this objective, the Company is pursuing a strategy that includes the following elements:

Expand Broad Customer Base

Serve a Large and Diverse Market. The Company's products and services are designed to serve a broad customer base across many industries. The Company defines product features and capabilities by working closely with technically sophisticated customers and seeks to achieve high unit volumes by selling these same products to a large base of customers with diverse measurement and automation needs.

Support Many Computer and Instrument Options. The Company diversifies its customer base by accommodating many popular computer platforms and a variety of instrumentation options. In addition, the Company expects to continue to create or adapt products for computer systems and instrumentation options that gain market acceptance. Customers are provided a range of price/performance options through the Company's extensive line of products.

Provide Worldwide Marketing and Distribution. The Company uses multiple coordinated distribution channels in its major world markets. The Company devotes significant resources to direct sales activities in the United States and in key international markets. In addition to its direct sales channel, the Company's other distribution channels include distributors, OEMs, VARs, systems integrators and consultants. By using this broad range of channels, the Company seeks to develop and maintain relations with its customers and prospects and to provide the levels of support, training and education required by the market. The Company intends to expand each of these distribution networks to take advantage of market opportunities.

Acquire New Technologies. The Company has in the past acquired companies, products, and technologies to augment its product offerings, and intends to continue to seek opportunities to satisfy customer needs and build market penetration through acquisitions in the future. In connection with these acquisitions, the Company has leveraged its established sales channels in an effort to accelerate the delivery of the acquired products to the market.

Maintain High Levels of Customer Satisfaction

Offer Innovative Modular and Integrated Solutions. The Company intends to continue to deliver innovative, modular software and hardware tools with open, portable architectures that can be easily integrated to create instrumentation systems and solutions. The Company solicits regular feedback from its customers, resulting in the addition of new product features and enhanced performance, to help ensure that existing and new products meet or surpass customer expectations.

Provide Global Customer Support and Education. The Company's sales and marketing engineers have the technical expertise necessary to understand customers' application needs and work with them to identify cost-effective solutions using the virtual instrumentation approach. The Company also offers comprehensive customer support, including technical support via the ni.com Web site, electronic mail, fax and telephone, newsletters, warranty service and repair, upgrade programs, free and paid seminars, and technical classes. Through the Company's ni.com Web site, customers have access to a growing range of support options to solve their own problems directly over the Web, including software downloads, upgrades and bug fixes, automated product configuration tools, knowledge databases of common questions and answers, online seminars, live product demonstrations and discussion forums.

Deliver Long-Term Compatibility. The Company emphasizes consistency in the implementation of its products across different platforms and strives to maintain a high degree of backward compatibility between existing and new products, engendering a high degree of customer loyalty.

Leverage External and Internal Technology

Leverage Generally Available Technology. The Company leverages the research and development efforts of vendors of personal computers, workstations, PDAs and other handheld devices, operating systems, programming languages and software development tools, and their suppliers. In addition, the Company leverages the research and development efforts of semiconductor vendors by using analog-to-digital converters and other chipsets that are used in a wide variety of high-volume consumer electronics products as components on many of the Company's own measurement and automation hardware products. By integrating Web, networking and communications capabilities directly in its software and hardware products, the Company's products allow users to easily distribute measurement and automation capabilities throughout factories and around the world, easily integrate measurement and automation data throughout their organization and across the enterprise and achieve advanced solutions at a lower development cost.

Support Open Architecture on Multiple Platforms. The Company approaches the market with an open architecture so users have the flexibility to combine the Company's products with those from instrument suppliers, computer vendors and competitors.

Leverage Core Technologies. The Company designs proprietary Application Specific Integrated Circuits ("ASICs") to optimize performance and reduce production costs. The Company utilizes these ASICs and its other internally developed hardware and software components in multiple products to achieve consistency and compatibility between products.

Products and Technology

The Company offers an extensive line of measurement and automation products. The Company's products consist of application software, and hardware components together with related driver software. The Company's products are designed to work either in an integrated solution or separately; however, customers generally purchase software and hardware together. The Company believes that the flexibility, functionality and ease of use of its application software promotes sales of the Company's other software and hardware products.

Application Software

The Company believes that application software is playing an increasingly important role in the development of computer-based instruments and systems in measurement and automation applications. The Company's application software products leverage the increasing capability of computers, networks and the Internet for data analysis, connectivity and presentation power to bring increasing efficiency and precision to measurement and automation applications. The Company's application software products include LabVIEW, LabVIEW Real-Time, LabVIEW FPGA, Measurement Studio, LabWindows/CVI, DIA*dem*, TestStand, and MATRIXx. The Company's application software products are integrated with the Company's hardware/driver software.

The Company offers a variety of software products for developing measurement and automation applications to meet the different programming and computer preferences of its customers. LabVIEW, LabWindows/CVI, and Measurement Studio are programming environments with which users can develop graphical user interfaces ("GUIs"), control instruments, and acquire, analyze and present data. With these software products, users can design custom virtual instruments by creating a GUI on the computer screen through which they operate the actual program and control selected hardware. Users can customize front panels with knobs, buttons, dials and graphs to emulate control panels of instruments or add custom graphics to visually represent the control and operation of processes. LabVIEW, LabWindows/CVI and Measurement Studio also have ready-to-use libraries for controlling thousands of programmable instruments, including the Company's hardware products, as well as traditional serial, GPIB and VXI measurement and automation devices from other vendors.

The principal difference between LabVIEW, LabWindows/CVI, and Measurement Studio is in the way users develop programs. With LabVIEW, users program graphically, developing application programs by connecting icons to create "block diagrams" which are natural design notations for scientists and engineers. With LabVIEW Real-Time, the user's application program can be easily configured to execute using a real-time operating system kernel instead of the Windows operating system, which allows users to easily build virtual instrument solutions for mission-critical applications that require highly reliable operation. In addition, with LabVIEW Real-Time, users can easily configure their programs to execute remotely on embedded processors inside PXI systems, on embedded processors inside Fieldpoint distributed I/O systems, or on processors embedded on plug-in PC data acquisition boards. With LabVIEW FPGA, the user's application can be configured to execute directly in silicon via a Field Programmable Gate Array (FPGA) residing on one of the Company's reconfigurable I/O hardware products. LabVIEW FPGA allows users to easily build their own highly specialized, custom hardware devices for ultra high-performance requirements or for unique or proprietary measurement or control protocols. With LabWindows/CVI, users program using the conventional, text-based language of C. Measurement Studio consists of measurement and automation add-on libraries and additional tools for programmers that use Microsoft's Visual Basic, Visual C++, Visual C#, and Visual Studio.NET development environments.

The Company also offers a software product called TestStand targeted for T&M applications in a manufacturing environment. TestStand is a test management environment for organizing, controlling, and running automated production test systems on the factory floor. It also generates customized test reports and integrates product and test data across the customers' enterprise and across the Internet. TestStand manages tests that are written in LabVIEW, LabWindows/CVI, Measurement Studio, C and C++, and Visual Basic, so test engineers can easily share and re-use test code throughout their organization and from one product to the next. TestStand is a key element of the Company's strategy to broaden the reach of its application software products across the corporate enterprise.

Hardware Products and Related Driver Software

The Company's hardware and related driver software products include data acquisition ("DAQ"), PXI, image acquisition, motion control, FieldPoint Distributed I/O and Embedded Control Hardware/Software, industrial communications interfaces, GPIB interfaces, and VXI Controllers. The high level of integration between the Company's products provides users with the flexibility to mix and match hardware components when developing custom virtual instrumentation systems.

DAQ Hardware/Driver Software. DAQ hardware and driver software products are "instruments on a board" that users can combine with sensors, signal conditioning hardware and software to acquire analog data and convert it into a digital format that can be accepted by a computer. The Company believes that computer-based DAQ products are typically a lower-cost solution than traditional instrumentation. The Company believes that applications suitable for automation with computer-based DAQ products are widespread throughout many industries, and that many systems currently using traditional instrumentation (either manual or computer-controlled) could be displaced by computer-based DAQ systems. The Company offers a range of computer-based DAQ products, including models for digital, analog and timing input-output, and for transferring data directly to a computer's random-access memory.

PXI Modular Instrumentation. The Company's PXI modular instrument platform, which was introduced in 1997, is a desktop PC packaged in a small, rugged form factor with expansion slots and instrumentation extensions. It combines mainstream PC software and PCI hardware with advanced instrumentation capabilities. In essence, PXI is an instrumentation PC with several expansion slots to enable the company to pursue complete system-level opportunities and deliver a much higher percentage of the overall system content using the company's own products. The Company continues to expand its PXI product offerings with new modules, which address a wide variety of measurement and automation applications. PXI also continues to gain acceptance, with endorsements from over 50 suppliers.

Machine Vision/Image Acquisition. In 1996, the Company introduced its first image acquisition hardware which provides users with a cost-effective solution to integrate vision into their measurement and automation applications. The Company's vision software is designed to work with many different software environments, including LabVIEW, LabWindows/CVI, Visual Basic, C, and Measurement Studio. In 2002, the Company expanded its software offering with new easy-to-use menu driven machine vision software that can run as a stand-alone vision system. The new software can also generate LabVIEW code. In 2003, the Company introduced its new Vision Builder software for automated inspection and its new Compact Vision System, which is a small, ruggedized, industrial vision system that can connect up to three IEEE-1394 cameras and that is easily programmed using Vision Builder.

Motion Control. During 1997, the Company introduced its first line of motion control hardware, software and peripheral products. This intelligent PC-based motion control hardware is programmable from industry standard development environments including LabVIEW, LabWindows/CVI and Measurement Studio. The Company's software tools for motion are easily integrated with the Company's other product lines, allowing motion to be combined with image acquisition, test, measurement, data acquisition and automation. The Company's computer-based motion products allow users to leverage standard hardware and software in measurement and automation applications to create robust, flexible solutions.

FieldPoint Distributed I/O and Embedded Control Hardware/Software. FieldPoint is an intelligent, distributed, and modular I/O system, first introduced by the Company in 1997, that gives industrial system developers an economical solution for distributed data acquisition, monitoring and control applications. Suitable for direct connection to industrial signals, FieldPoint includes a wide array of rugged and isolated analog and digital I/O modules, terminal base options, and network modules. FieldPoint software provides seamless integration into the LabVIEW Real-Time, driver libraries for support under LabVIEW, LabWindows/CVI, Measurement Studio and other industrial automation software packages. With LabVIEW Real-Time users can download their LabVIEW code and easily create networked systems of intelligent, real-time nodes for embedded measurement and control. In late 2002, the Company launched Compact FieldPoint, a new intelligent distributed I/O product line with 23 new measurement and automation modules. Compact FieldPoint is also an execution target for LabVIEW Real-Time, and its smaller size and even more rugged form factor further extends NI's hardware and LabVIEW Real-Time into new industrial control, process monitoring, and embedded machine applications that require intelligent I/O products with a small form factor, a wide operating temperature, and resistance to shock and vibration.

Industrial Communications Interfaces. In mid-1995, the Company began shipping its first interface boards for communicating with serial devices, such as dataloggers and PLCs targeted for IA applications, and benchtop instruments, such as oscilloscopes, targeted for T&M applications. Industrial applications need the same high-quality, easy-to-use hardware and software tools for communicating with industrial devices such as process instrumentation, PLCs, single-loop controllers, and a variety of I/O and DAQ devices. National Instruments offers four hardware and driver software product lines for communication with industrial devices—Controller Area Network (CAN), DeviceNet, Foundation Fieldbus, and RS-485 and RS-232.

GPIB Interfaces/Driver Software. The Company began selling GPIB products in 1977 and is a leading supplier of GPIB interface boards and driver software to control traditional GPIB instruments. These traditional instruments are manufactured by a variety of third-party vendors and are used primarily in T&M applications. The Company's diverse portfolio of hardware and software products for GPIB instrument control is available for a wide range of computers. The Company's GPIB product line also includes products for portable computers such as a PCMCIA-GPIB interface card, and products for controlling GPIB instruments using the computer's standard parallel, USB, IEEE 1394 (Firewire), Ethernet, and serial ports.

VXI Controllers//Driver Software. The Company is a leading supplier of VXI computer controller hardware and the accompanying NI-VXI and NI-VISA driver software. The Company also offers LabVIEW, LabWindows/CVI, Measurement Studio and TestStand software products for VXI systems.

Customer Training Courses

The Company offers fee-based training classes and self-paced course kits for many of its software and hardware products. On-site courses are quoted per customer requests. The Company also offers programs to certify programmers and instructors for its products.

Markets and Applications

The Company's products are used across many industries in a variety of applications from research and development to simulation and modeling to product design and validation to production testing and industrial control to field and factory service and repair. The following industries and applications are served worldwide by the Company: advanced research, automotive, commercial aerospace, computers and electronics, continuous process manufacturing, education, government/defense, medical research/pharmaceutical, power/energy, semiconductors, automated test equipment, telecommunications and others.

Customers

The Company has a broad customer base, with no customer accounting for more than 3% of the Company's sales in 2003, 2002, or 2001.

Marketing

Through its worldwide marketing efforts, the Company strives to educate engineers and scientists about the benefits of the Company's virtual instrumentation philosophy, products and technology, and to highlight the performance, ease of use and cost advantages of its products. The Company also seeks to present its position as a technological leader among producers of instrumentation software and hardware and to help promulgate industry standards that will benefit users of computer-based instrumentation.

The Company reaches its intended audience through its Web site at ni.com as well as the distribution of written and electronic materials including demonstration versions of its software products, participation in tradeshows and technical conferences and training and user seminars.

The Company actively markets its products in higher education environments, and identifies many colleges, universities and trade and technical schools as key accounts. The Company offers special academic pricing and products to enable universities to utilize Company products in their classes and laboratories. The Company believes its prominence in the higher education area can contribute to its future success because students gain experience using the Company's products before they enter the work force.

Sales and Distribution

The Company distributes its software and hardware products primarily through a direct sales organization. The Company also uses independent distributors, OEMs, VARs, system integrators and consultants to market its products. The Company has sales offices in the United States and sales offices and distributors in key international markets. Sales outside of North America accounted for approximately 53%, 50%, and 49% of the Company's revenues in 2003, 2002, and 2001, respectively. The

Company expects that a significant portion of its total revenues will continue to be derived from international sales. See Note 11 of Notes to Consolidated Financial Statements for details concerning the geographic breakdown of the Company's net sales, operating income and identifiable assets.

The Company believes the ability to provide comprehensive service and support to its customers is an important factor in its business. The Company permits customers to return products within 30 days from receipt for a refund of the purchase price less a restocking charge, and generally provides a two-year warranty on GPIB hardware products, a one-year warranty on other hardware products, and a 90-day warranty on cables and software (medium only). Customers may also purchase a one-year extended warranty on hardware products. Historically, warranty costs have not been material.

The Company's foreign operations are subject to certain risks set forth on page 21 under "Risks Associated with International Operations and Foreign Economies."

Competition

The markets in which the Company operates are characterized by intense competition from numerous competitors, some of which are divisions of large corporations having far greater resources than the Company, and the Company expects to face further competition from new market entrants in the future. The Company believes Agilent is the dominant supplier of GPIB and VXI-compatible instruments and systems. Agilent is also a leading supplier of equipment used in data acquisition and control applications. Because of Agilent's dominance in the instrumentation business, changes in its marketing strategy or product offerings could have a material adverse affect on the Company. The Company also faces competition from a variety of other competitors.

Certain of the Company's competitors have substantial competitive advantages in terms of breadth of technology, sales, marketing and support capability and resources, including the number of sales and technical personnel and their ability to cover a geographic area and/or particular account more extensively and with more complete solutions than the Company can offer, and more extensive warranty support, system integration and service capabilities than those of the Company. In addition, large competitors can often enter into strategic alliances with key customers or target accounts of the Company, which can potentially have a negative impact on the Company's success with those accounts.

The Company believes its ability to compete successfully depends on a number of factors both within and outside its control, including: product pricing, quality and performance; success in developing new products; adequate manufacturing capacity and supply of components and materials; efficiency of manufacturing operations; effectiveness of sales and marketing resources and strategies; success in leveraging the Web; strategic relationships with other suppliers; timing of new product introductions by the Company or its competitors; protection of the Company's products by effective use of intellectual property laws; general market and economic conditions; and events related to severe weather, natural disasters and government actions throughout the world. Although the Company operates in a highly competitive market, it believes it competes favorably with respect to these factors of competition. There can be no assurance that the Company will be able to compete successfully in the future.

Research and Development

The Company believes that its long-term growth and success depends on delivering high quality software and hardware products on a timely basis. The Company intends to focus its research and development efforts on enhancing existing products and developing new products that incorporate appropriate features and functionality to be competitive with respect to technology and price/performance.

The Company's research and development staff strives to build quality into products at the design stage in an effort to reduce overall development and manufacturing costs. The Company's research and development staff also designs proprietary ASICs, many of which are designed for use in several products. The goal of the ASIC design program is to further differentiate the Company's products from competing products, to improve manufacturability and to reduce costs. The Company seeks to reduce the time to market for new and enhanced products by sharing its internally developed hardware and software components across multiple products.

As of December 31, 2003, the Company employed 852 people in product research and development. The Company's research and development expenses were $70.9 million, $64.0 million, and $60.7 million for 2003, 2002, and 2001, respectively.

Intellectual Property

The Company relies on a combination of patent, trade secret, copyright and trademark law, contracts and technical measures to establish and protect its proprietary rights in its products. As of December 31, 2003, the Company held 202 United States patents (198 utility patents and 4 design patents) and 33 patents in foreign countries (30 patents registered in Europe in various countries; 1 patent in Canada; and 2 patents in Japan), and had 265 patent applications pending in the United States and foreign countries. 46 of such issued United States patents are software patents related to LabVIEW, and cover fundamental aspects of the graphical programming approach used in LabVIEW. The Company's patents expire from 2007 to 2021. No assurance can be given that the Company's pending patent applications will result in the issuance of patents. The Company also owns certain registered trademarks in the United States and abroad.

Manufacturing and Suppliers

The Company manufactures a substantial majority of its products at its facilities in Austin, Texas and Debrecen, Hungary. Product manufacturing operations at the Company can be divided into four areas: electronic circuit card and module assembly; cable assembly; technical manuals and product support documentation; and software duplication. The Company manufactures most of the electronic circuit card assemblies and modules in-house, although subcontractors are used from time to time. The Company manufactures some of its electronic cable assemblies in-house, but many assemblies are produced by subcontractors. The Company primarily subcontracts its software duplication.

The Company obtains most of its electronic components from suppliers located principally in the United States and Asia. Some of the components purchased by the Company, including ASICs, are sole-sourced. Any disruption of the Company's supply of sole or limited source components, whether resulting from business demand, quality, production or delivery problems, could adversely affect the Company's ability to manufacture its products, which could in turn adversely affect the Company's business and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Backlog

The Company typically ships products shortly following the receipt of an order. Accordingly, the Company's backlog typically represents less than 10 days sales. Backlog should not be viewed as an indicator of future sales.

Employees

As of December 31, 2003, the Company had 3,078 employees, including 852 in research and development, 1,406 in sales and marketing and customer support, 466 in manufacturing and 354 in administration and finance. None of the Company's employees are represented by a labor union and the Company has never experienced a work stoppage. The Company considers its employee relations to be good. For five consecutive years, 1999, 2000, 2001, 2002, and 2003, the Company has been named among the 100 Best Companies to Work for in America according to *FORTUNE* magazine.

ITEM 2. PROPERTIES

The Company's principal activities are conducted at three Company-owned buildings in Austin, Texas. The Company owns approximately 69 acres of land in north Austin, Texas, on which are a 232,000 square foot office facility, a 140,000 square foot manufacturing and office facility, and a 380,000 square foot research and development facility. The Company also owns a 136,000 square foot office building in Austin, Texas which is being leased to a third-party. The Company also owns a 148,000 square foot manufacturing facility in Debrecen, Hungary. The Company's German subsidiary, National Instruments Engineering GmbH & Co. KG, owns a 25,500 square foot office building in Aachen, Germany in which a majority of its activities are conducted. National Instruments Engineering also owns another 19,375 square foot office building, which is partially leased to BMS Modern Games and Klocke Nanotech.

As of December 31, 2003, the Company also leased a number of sales and support offices in the United States and overseas. The Company's facilities are currently utilized below design maximum capacity to allow for headcount growth and design/construction cycles. The Company believes existing facilities are adequate to meet its current requirements.

ITEM 3. LEGAL PROCEEDINGS

The Company has filed two complaints against The MathWorks, Inc. ("Defendant") for patent infringement. In both complaints, the Company claimed the Defendant infringes certain of its U.S. patents and the Defendant challenged the validity and enforceability of those patents and asserts that it does not infringe the claims of those patents.

The first complaint was filed on January 25, 2001 in the U.S. District Court, Eastern District of Texas (Marshall Division). On January 30, 2003, the jury found infringement by the Defendant of three of the patents involved and awarded the Company specified damages. On June 23, 2003, the Court entered final judgment in favor of the Company in an amount of approximately $4 million and entered an injunction against Defendant's sale of its Simulink and related products. The Court stayed the injunction pending appeal of the case and required the Defendant to pay a specified royalty on its U.S. sales of the same products during the pendency of appeal. The initial judgement and the royalties on the sales of infringing products through December 31, 2003, total $4.9 million and are escrowed. On July 22, 2003, Defendant filed its Notice of Appeal and the case is currently pending on appeal before the U.S. Court of Appeals for the Federal Circuit. The final judgment has not been recorded in the financial statements of the Company pending the disposition of the appeal.

The second complaint was filed October 21, 2002, also in the U.S. District Court, Eastern District of Texas (Marshall Division) and on August 27, 2003, the complaint was dismissed by agreement of the parties.

On January 15, 2003, SoftWIRE Technology, LLC ("SoftWIRE") and Measurement Computing Corporation ("MCC") filed a complaint against the Company in the U.S. District Court for the District of Massachusetts asking the court to declare that SoftWIRE does not infringe certain of the Company's U.S. patents and that such patents are invalid and unenforceable. On February 21, 2003, the Company filed a complaint against SoftWIRE and MCC in the U.S. District Court, Eastern District of Texas (Marshall Division) claiming that both SoftWIRE and MCC infringe the same and certain other of the Company's U.S. patents. SoftWIRE and MCC challenge the validity and enforceability of these patents and assert that they do not infringe any of these patents. In the Eastern District action, the Company seeks monetary damages and injunction of the sale of certain products of SoftWIRE and MCC as well as attorney's fees and costs. By order of the Court, the Eastern District action was transferred to the U.S. District Court for the District of Massachusetts on May 9, 2003, and has been consolidated with the previously-filed SoftWIRE action, which also includes counterclaims by the Company that are the same in substance as the Company's claims in the Eastern District action. On June 12, 2003, SoftWIRE moved for leave to amend its complaint in order to allege that the Company infringes two U.S. patents that SoftWIRE acquired by purchase on May 23, 2003. On November 5, 2003, the Court granted SoftWIRE's motion to amend, thereby adding SoftWIRE's two patents to the litigation. With respect to those two SoftWIRE patents, SoftWIRE seeks monetary damages and injunction of the sale of certain products of the Company as well as attorney's fees and costs. The Company challenges the validity, enforceability and alleged infringement of those patents and intends to vigorously defend against SoftWIRE's claims. Discovery in the litigation is underway. During the fourth quarter of 2003, the Company accrued $3.8 million related to its probable loss from this contingency, which consists solely of anticipated patent defense costs that are probable of being incurred. However, the outcome of any litigation is inherently uncertain and there can be no assurance as to the ultimate outcome of this matter or any other litigation. The Company did not make any charges against this accrual during calendar 2003.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock, $0.01 par value, began trading on the Nasdaq National Market under the symbol NATI effective March 13, 1995. Prior to that date, there was no public market for the Common Stock. The high and low closing prices for the Common Stock, as reported by Nasdaq for the two most recent fiscal years, are as indicated in the following table.

	High	Low
2003		
First Quarter 2003	$ 37.01	$ 31.81
Second Quarter 2003	39.15	29.36
Third Quarter 2003	43.78	35.60
Fourth Quarter 2003	46.93	39.94

	High	Low
2002		
First Quarter 2002	$ 42.62	$ 34.12
Second Quarter 2002	41.75	30.21
Third Quarter 2002	31.50	21.56
Fourth Quarter 2002	36.46	20.00

At the close of business on January 20, 2004, there were approximately 600 holders of record of the Common Stock and approximately 13,000 shareholders of beneficial interest.

The Company believes factors such as quarterly fluctuations in results of operations, announcements by the Company or its competitors, technological innovations, new product introductions, governmental regulations, litigation, changes in earnings estimates by analysts or changes in the Company's financial guidance may cause the market price of the Common Stock to fluctuate, perhaps substantially. In addition, stock prices for many technology companies fluctuate widely for reasons that may be unrelated to their operating results. These broad market and industry fluctuations may adversely affect the market price of the Company's Common Stock.

The Company paid cash dividends of $0.05 per share each on August 29, 2003 and November 24, 2003. Prior to this, the Company had not paid any cash dividends on its Common Stock.

On October 24, 2003, the Company issued an aggregate of 24,000 shares of its common stock (together with cash) in connection with its acquisition of the outstanding shares of a privately held company. The shares were issued to the shareholders of the acquired company pursuant to Section 4(2) under the Securities Act of 1933 based on representations and warranties obtained from the persons to whom the shares were issued.

See Item 12 for information regarding securities authorized for issuance under equity compensation plans.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements, including the Notes to Consolidated Financial Statements. The information set forth below is not necessarily indicative of results of future operations. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands, except per share data)				
Statements of Income Data:					
Net sales:					
North America	$200,210	$195,770	$195,842	$215,960	$175,873
Europe	137,761	122,800	128,523	133,799	108,801
Asia Pacific	87,921	72,220	60,910	60,390	44,909
Consolidated net sales	425,892	390,790	385,275	410,149	329,583
Cost of sales	111,672	105,086	101,297	98,326	76,040
Gross profit	314,220	285,704	283,978	311,823	253,543
Operating expenses:					
Sales and marketing	160,478	145,671	145,555	147,377	120,886
Research and development	70,896	63,964	60,745	55,954	45,531
General and administrative	42,497	35,714	29,234	32,077	24,258
Total operating expenses	273,871	245,349	235,534	235,408	190,675
Operating income	40,349	40,355	48,444	76,415	62,868
Other income (expense):					
Interest income	2,511	3,295	5,837	6,390	4,759
Interest expense	(62)	(128)	(26)	(533)	(404)
Net foreign exchange gain (loss) and other	1,693	96	(722)	(1,159)	130
Income before income taxes and cumulative effect of accounting change	44,491	43,618	53,533	81,113	67,353
Provision for income taxes	11,123	12,213	17,131	25,956	21,553
Income before cumulative effect of accounting change	33,368	31,405	36,402	55,157	45,800
Cumulative effect of accounting change, net of tax	—	—	—	—	(552)
Net income	$ 33,368	$ 31,405	$ 36,402	$ 55,157	$ 45,248
Basic earnings per share:					
Income before cumulative effect of accounting change	$ 0.65	$ 0.61	$ 0.72	$ 1.10	$ 0.92
Cumulative effect of accounting change, net of tax	—	—	—	—	(0.01)
Basic earnings per share	$ 0.65	$ 0.61	$ 0.72	$ 1.10	$ 0.91
Diluted earnings per share:					
Income before cumulative effect of accounting change	$ 0.62	$ 0.59	$ 0.68	$ 1.03	$ 0.88
Cumulative effect of accounting change, net of tax	—	—	—	—	(0.01)
Diluted earnings per share	$ 0.62	$ 0.59	$ 0.68	$ 1.03	$ 0.87
Weighted average shares outstanding:					
Basic	51,625	51,219	50,910	50,332	49,776
Diluted	53,964	53,411	53,651	53,564	52,203
Cash dividends paid per common share	$ 0.10	$ —	$ —	$ —	$ —

	December 31,				
	2003	2002	2001	2000	1999
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 53,446	$ 40,240	$ 49,089	$ 75,277	$ 45,309
Short-term investments	141,227	113,638	101,422	79,525	83,525
Working capital	255,330	211,453	209,836	220,208	173,761
Total assets	525,151	458,714	424,619	389,350	318,753
Long-term debt, net of current portion	—	—	—	—	4,301
Total stockholders' equity	439,452	386,463	366,164	321,023	254,235

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains certain forward-looking statements, including statements regarding our expected financial performance. These statements are subject to risks and uncertainties. We use words such as "anticipate," "believe," "plan," "expect," "future," "intend," "may," "will," "project," "continue," "estimate" and similar expressions to identify forward-looking statements. Our actual results could differ materially from the results anticipated in these forward-looking statements. As a result of certain factors including those set forth under the heading "Factors affecting the Company's Business and Prospects" beginning on page 19, and elsewhere in this Form 10-K. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We disclaim any obligation to update information contained in any forward-looking statement.

Overview

National Instruments designs, develops, manufactures and markets instrumentation and automation software and hardware for general commercial, industrial and scientific applications. The Company offers hundreds of products used to create virtual instrumentation systems for measurement and automation. The Company has identified a large and diverse market for test and measurement ("T&M") and industrial automation ("IA") applications. The Company's products are used in a variety of applications from research and development to production testing, monitoring and industrial control. In T&M applications, the Company's products can be used to monitor and control traditional instruments or to create computer-based instruments that can replace traditional instruments. In IA applications, the Company's products can be used in the same ways as in test and measurement and can also be used to integrate measurement functionality with process automation capabilities. The Company sells to a large number of customers in a wide variety of industries. No single customer accounted for more than 3% of the Company's sales in 2003, 2002 or 2001.

The Company has been profitable in every year since 1990. However, there can be no assurance that the Company's net sales will grow or that the Company will remain profitable in future periods. As a result, the Company believes historical results of operations should not be relied upon as indications of future performance.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items reflected in the Company's consolidated statements of income:

	Years Ended December 31,		
	2003	2002	2001
Net sales:			
North America	47.0 %	50.1 %	50.8 %
Europe	32.4	31.4	33.4
Asia Pacific	20.6	18.5	15.8
Consolidated net sales	100.0	100.0	100.0
Cost of sales	26.2	26.9	26.3
Gross profit	73.8	73.1	73.7
Operating expenses:			
Sales and marketing	37.7	37.3	37.8
Research and development	16.6	16.4	15.8
General and administrative	10.0	9.1	7.5
Total operating expenses	64.3	62.8	61.1
Operating income	9.5	10.3	12.6
Other income (expense):			
Interest income	0.6	0.8	1.5
Interest expense	—	—	—
Net foreign exchange gain (loss) and other	0.3	—	(0.2)
Income before income taxes	10.4	11.1	13.9
Provision for income taxes	2.6	3.1	4.5
Net income	7.8 %	8.0 %	9.4 %

Net Sales. In 2003, net sales for the Company's products were $425.9 million, a 9% increase from the level achieved in 2002, which followed an increase in net sales of 1% in 2002 from the level achieved in 2001. The Company believes the increase in sales in 2003 is primarily attributable to the introduction of new and upgraded products, an early stage recovery in the global economy and an increased market acceptance of the Company's products in Asia. The Company believes the increase in sales in 2002 was primarily attributable to the introduction of new and upgraded products and an increased market acceptance of the Company's products in Asia.

Sales in North America increased 2% to $200.2 million in 2003 compared to 2002. North America sales in 2002 were flat with sales in 2001. Sales outside of North America, as a percentage of consolidated sales for 2003, increased to 53.0% from 49.9% in 2002, as a result of stronger sales in Asia Pacific and a stronger Euro. European revenue was $137.8 million in 2003, an increase of 12% from 2002, following a 4% decrease in 2002 from 2001. Asia Pacific revenue grew 22% to $87.9 million in 2003, which followed a 19% increase in 2002 over 2001 levels. The Company expects sales outside of North America to continue to represent a significant portion of its revenue. The Company intends to continue to expand its international operations by increasing its presence in existing markets, adding a market presence in some new geographical markets and continuing the use of distributors to sell its products in some countries.

Sales made by the Company's direct sales offices in Europe and Asia Pacific are denominated in local currencies, and accordingly, the U.S. dollar equivalent of these sales is affected by changes in the foreign currency exchange rates. Between 2003 and 2002, net of hedging results, the change in the exchange rates had the effect of increasing the Company's consolidated sales by 2.5%, increasing European sales by 13% and decreasing sales in Asia Pacific by 13%. The increase in sales in Europe as a result of the change in exchange rates was partially offset by the decrease in local currency product pricing in Europe. Since most of the Company's international operating expenses are also incurred in local currencies, the change in exchange rates had the effect of increasing operating expenses $6.5 million, or 2.4%, in 2003 and $4.5 million, or 1.9%, in 2002, and decreasing operating expenses $2.0 million, or 0.9%, in 2001.

Gross Profit. As a percentage of sales, gross profit represented 74%, 73% and 74% in 2003, 2002 and 2001, respectively. The increase in gross margin in 2003 compared to the prior year is primarily attributable to favorable foreign currency exchange rates and the favorable impact of higher sales volume. There can be no assurance that the Company will maintain its historical margins. The Company believes its current manufacturing capacity is adequate to meet current needs.

Sales and Marketing. Sales and marketing expense in 2003 increased to $160.5 million, a 10% increase from 2002. Sales and marketing expenses in 2002 were flat with 2001. Sales and marketing expense as a percentage of revenue was 38% in 2003, up from 37% in 2002 and flat with 38% in 2001. Approximately $9.1 million of the increase in sales and marketing expenses in 2003 compared to 2002 is attributable to the increase in international sales and marketing personnel costs, and approximately $5.4 million of the increase is attributable to increases in advertising and literature costs and special event activity. The Company expects sales and marketing expenses in future periods to increase in absolute dollars, and to fluctuate as a percentage of sales based on recruiting, initial marketing and advertising campaign costs associated with major new product releases and entry into new market areas, investment in web sales and marketing efforts, increasing product demonstration costs and the timing of domestic and international conferences and trade shows.

Research and Development. Research and development expense in 2003 increased 11% compared to 2002 following an increase of 5% in 2002 over 2001. The increase in research and development costs in each period was primarily due to increases in personnel costs from hiring of additional product development engineers. Research and development personnel increased from 791 at December 31, 2002 to 852 at December 31, 2003. The Company plans to continue making a significant investment in research and development in order to remain competitive and support revenue growth.

The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, *"Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed."* The Company amortizes such costs over the related product's estimated economic useful life, generally three years, beginning when a product becomes available for general release. Software amortization expense totaled $5.6 million, $3.8 million and $3.1 million during 2003, 2002 and 2001, respectively. Software development costs capitalized during such years were $10.7 million, $5.8 million and $3.9 million, respectively. (See Note 5 of Notes to Consolidated Financial Statements for a description of intangibles.)

General and Administrative. General and administrative expenses in 2003 increased 19% from 2002, which followed an increase of 22% in 2002 from 2001. The increase in general and administrative expenses in 2003 from 2002 is primarily attributable to the upgrade of the Company's America's business applications suite to Oracle's latest web-based release 11i, continued investment in the Company's web and e-commerce offerings and $8.0 million for patent litigation. The patent litigation expense consisted primarily of a $3.8 million charge recorded in the fourth quarter of 2003 for the probable loss resulting solely from anticipated patent defense costs related to the legal action brought against the Company by SoftWIRE Technology, LLC ("SoftWIRE") and Measurement Computing Corporation ("MCC"), and $3.8 million associated with the legal action brought by the Company against The MathWorks. (See Note 13 of Notes to Consolidated Financial Statements.) The increase in general and administrative expenses in 2002 from 2001 is attributable to increased litigation costs of $4.7 million associated with a legal action brought by the Company against The MathWorks, Inc. in 2001 to enforce the Company's intellectual property rights, compared to a net gain of approximately $1.2 million in 2001 recorded as a result of the receipt of unexpected insurance proceeds from a case with Cognex Corporation. General and administrative expenses as a percentage of revenue increased to 10.0% during 2003 from 9.1% during 2002. The Company expects that general and administrative expenses in future periods will fluctuate in absolute amounts and as a percentage of revenue.

During 2002, the Company and Trilogy Software, Inc. ("Trilogy") settled a dispute regarding Trilogy's buy-out of the lease of the Company's Millenium office building which resulted in a gain of approximately $6.0 million from lease termination. As a result of additional facility lease consolidation, the Company incurred lease termination costs of approximately $2.4 million in 2002.

In 2002, the Company irrevocably contributed approximately $3.6 million to the National Instruments Foundation, a 501(c)(3) charitable foundation established in 2002 for the purpose of continued promotion of scientific and engineering research and education at higher education institutions worldwide. Two of the four directors of the National Instruments Foundation are current officers of National Instruments.

Interest Income and Expense. Interest income decreased 24% in 2003 from 2002, which followed a decrease of 44% in 2002 from 2001 and a decrease of 9% in 2001 from 2000. The decrease in interest income in each year was due to lower yields on the Company's investments. The primary source of interest income is from the investment of the Company's cash. Net cash provided by operating activities in 2003 totaled $63.9 million.

Net Foreign Exchange Gain (Loss). The Company experienced net foreign exchange gains of $1.1 million in 2003, compared to losses of $724,000 in 2002 and losses of $1.4 million in 2001. These results are attributable to movements between the U.S. dollar and the local currencies in countries in which the Company's subsidiaries are located. The Company recognizes the local currency as the functional currency of its international subsidiaries.

The Company utilizes foreign currency forward contracts to hedge a majority of its foreign currency-denominated receivables in order to reduce its exposure to significant foreign currency fluctuations. The Company typically limits the duration of its "receivables" foreign currency forward contracts to 90 days.

The Company also utilizes foreign currency forward contracts and foreign currency purchased option contracts in order to reduce its exposure to fluctuations in future foreign currency cash flows. The Company purchases these contracts for up to 100% of its forecasted cash flows in selected currencies (primarily the euro, yen and pound sterling) and limits the duration of these contracts to 40 months. The foreign currency purchased option contracts are purchased "at-the-money" or "out-of-the-money." As a result, the Company's hedging activities only partially address its risks in foreign currency transactions, and there can be no assurance that this strategy will be successful. The Company does not invest in contracts for speculative purposes. (See Note 10 of Notes to Consolidated Financial Statements for a description of the Company's forward and purchased option contracts and hedged positions.) The Company's hedging strategy reduced the foreign exchange gains for December 31, 2003 by $11.5 million and increased the net foreign exchange loss for December 31, 2002 by $1.4 million.

Provision for Income Taxes. The provision for income taxes reflects an effective tax rate of 25% in 2003, 28% in 2002 and 32% in 2001. The decrease in the effective rate resulted from income tax benefits attributable to the extraterritorial income exclusion and a change in the distribution of income among taxing jurisdictions, particularly the impact of the Company's manufacturing facility in Hungary. The Company's effective tax rate is lower than the U.S. federal statutory rate of 35% primarily as a result of the extraterritorial income exclusion, tax-exempt interest and reduced tax rates in certain foreign jurisdictions.

Liquidity and Capital Resources

The Company is currently financing its operations and capital expenditures through cash flow from operations. At December 31, 2003, the Company had working capital of approximately $255.3 million compared to $211.5 million at December 31, 2002. Net cash provided by operating activities in 2003, 2002 and 2001 totaled $63.1 million, $49.1 million and $57.2 million, respectively.

Accounts receivable increased to $78.0 million at December 31, 2003 from $63.0 million at December 31, 2002, as a result of higher sales levels in the fourth quarter of 2003 compared to the fourth quarter of 2002. Days sales outstanding at December 31, 2003 increased to 58 days from 54 days at December 31, 2002. Consolidated inventory balances have decreased to $38.9 million at December 31, 2003 from $39.2 million at December 31, 2002. Inventory turns of 3.2 per year for 2003 represent an increase from turns of 2.8 per year for 2002. Cash used in 2003 for the purchase of property and equipment totaled $18.0 million, for the capitalization of internally developed software costs totaled $9.7 million, for acquisitions totaled $6.3 million and for additions to other intangibles totaled $2.5 million. Cash used in 2002 for the purchase of property and equipment totaled $30.8 million, for the capitalization of internally developed software costs totaled $5.8 million and for additions to other intangibles totaled $3.0 million. Cash used in 2001 for the purchase of property and equipment totaled $65.3 million, for the capitalization of internally developed software costs totaled $3.9 million and for additions to other intangibles totaled $1.0 million.

Cash provided by the issuance of common stock totaled $19.4 million, $13.4 million and $12.2 million in 2003, 2002 and 2001, respectively, and cash used for payment of dividends totaled $5.2 million in 2003. The issuance of common stock was primarily to employees under the Employee Stock Purchase and Stock Option Plans.

The following summarizes the Company's contractual cash obligations as of December 31, 2003 (in thousands):

	Payments Due by Period						
	Total	2004	2005	2006	2007	2008	Beyond
Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Capital lease obligations	--	--	--	--	--	--	--
Operating leases	24,686	7,113	5,387	3,202	2,089	881	6,014
Other long-term obligations	--	--	--	--	--	--	--
Total contractual cash obligations	$24,686	$7,113	$5,387	$3,202	$2,089	$881	$6,014

The following summarizes the Company's other commercial commitments as of December 31, 2003 (in thousands):

	Total	2004	2005	2006	2007	2008	Beyond
Guarantees	$ 3,500	$ 3,500	$ --	$ --	$ --	$ --	$ --
Purchase obligations	3,400	3,400	--	--	--	--	--
Total commercial commitments	$ 6,900	$ 6,900	$ --	$ --	$ --	$ --	$ --

The Company currently expects to fund expenditures for capital requirements as well as liquidity needs created by changes in working capital from a combination of available cash and short-term investment balances and internally generated funds. As of December 31, 2003 and 2002, the Company had no debt outstanding. The Company believes that the cash flow from operations, if any, existing cash balances and short-term investments, will be sufficient to meet its cash requirements for at least the next twelve months. Cash requirements for periods beyond the next twelve months will depend on the Company's profitability, its ability to manage working capital requirements and its rate of growth.

Financial Risk Management

The Company's international sales are subject to inherent risks, including fluctuations in local economies; difficulties in staffing and managing foreign operations; greater difficulty in accounts receivable collection; costs and risks of localizing products for foreign countries; unexpected changes in regulatory requirements, tariffs and other trade barriers; difficulties in the repatriation of earnings and burdens of complying with a wide variety of foreign laws. The Company's sales outside of North America are denominated in local currencies, and accordingly, the Company is subject to the risks associated with fluctuations in currency rates. In particular, increases in the value of the dollar against foreign currencies decrease the U.S. dollar value of foreign sales requiring the Company either to increase its price in the local currency, which could render the Company's product prices noncompetitive, or to suffer reduced revenues and gross margins as measured in U.S. dollars. These dynamics have adversely affected revenue growth in international markets in previous years. The Company's foreign currency hedging program includes both foreign currency forward and purchased option contracts to reduce the effect of exchange rate fluctuations. However, the hedging program will not eliminate all of the Company's foreign exchange risks. (See "Net Foreign Exchange Gain (Loss)" and Note 10 of Notes to Consolidated Financial Statements.)

The marketplace for the Company's products dictates that many of the Company's products be shipped very quickly after an order is received. As a result, the Company is required to maintain significant inventories. Therefore, inventory obsolescence is a risk for the Company due to frequent engineering changes, shifting customer demand, the emergence of new industry standards and rapid technological advances including the introduction by the Company or its competitors of products embodying new technology. While the Company maintains valuation allowances for excess and obsolete inventories and management continues to monitor the adequacy of such valuation allowances, there can be no assurance that such valuation allowances will be sufficient.

The Company has no debt or off-balance sheet debt. As of December 31, 2003, the Company has non-cancelable operating lease obligations of approximately $24.7 million and contractual purchase commitments with various suppliers of general components and customized inventory components of approximately $3.4 million. As of December 31, 2003, the Company has outstanding guarantees for payment of foreign operating leases, customs and foreign grants totaling approximately $3.5 million. (See Note 12 of Notes to Consolidated Financial Statements.) As of December 31, 2003, the Company did not have any relationships with any unconsolidated entities or financial partnerships, such as entities often referred to as structured finance entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. As such, the Company is not exposed to any financing, liquidity, market or credit risk that could arise if the Company were engaged in such relationships.

Market Risk

The Company is exposed to a variety of risks, including foreign currency fluctuations and changes in the market value of its investments. In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in foreign currency values and changes in the market value of its investments.

Foreign Currency Hedging Activities. The Company's objective in managing its exposure to foreign currency exchange rate fluctuations is to reduce the impact of adverse fluctuations in such exchange rates on the Company's earnings and cash flow. Accordingly, the Company utilizes purchased foreign currency option contracts and forward contracts to hedge its exposure on anticipated transactions and firm commitments. The principal currencies hedged are the euro, British pound and Japanese yen. The Company monitors its foreign exchange exposures regularly to ensure the overall effectiveness of its foreign currency hedge positions. However, there can be no assurance the Company's foreign currency hedging activities will substantially offset the impact of fluctuations in currency exchange rates on its results of operations and financial position. Based on the foreign exchange instruments outstanding at December 31, 2003, an adverse change (defined as 20% in the Asian currencies and 10% in all other currencies) in exchange rates would result in a decline in the aggregate fair market value of all instruments outstanding of approximately $12.0 million. However, as the Company utilizes foreign currency instruments for hedging anticipated and firmly committed transactions, management believes that a loss in fair value for those instruments will be substantially offset by increases in the value of the underlying exposure. (See Note 9 of Notes to Consolidated Financial Statements for a description of the Company's financial instruments at December 31, 2003 and 2002.)

Short-term Investments. The fair value of the Company's investments in marketable securities at December 31, 2003 was $141.2 million. Investments with maturities beyond one year are classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. The Company's investment policy is to manage its investment portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds. The Company diversifies the marketable securities portfolio by investing in multiple types of investment-grade securities. The Company's investment portfolio is primarily invested in securities with at least an investment grade rating to minimize interest rate and credit risk as well as to provide for an immediate source of funds. Based on the Company's investment portfolio and interest rates at December 31, 2003, a 100 basis point increase or decrease in interest rates would result in a decrease or increase of approximately $700,000, respectively, in the fair value of the investment portfolio. Although changes in interest rates may affect the fair value of the investment portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments are sold.

Recently Issued Accounting Pronouncement

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS No. 150 did not have a material effect on the Company's financial position or results of operations.

Critical Accounting Policies

The Company's critical accounting policies are as follows:

- ***Revenue recognition***

  Revenue from the sale and licensing of products is generally recognized on the date the product is shipped to the customer. Revenue related to the sale of maintenance contracts is deferred and amortized on a straight-line basis over the service period.

- ***Estimating allowances, specifically sales returns, the allowance for doubtful accounts and the valuation allowance for excess and obsolete inventories***

  The preparation of financial statements requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Specifically, the Company must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of its products when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. The allowance for sales returns was $1.1 million at December 31, 2003. Material differences may result in the amount and timing of the Company's revenue for any period if management made different judgments or utilized different estimates. Similarly, management must make estimates of the uncollectability of the Company's accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The allowance for doubtful accounts was $2.1 million at December 31, 2003. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and estimated market value based on assumptions of future demand and market conditions. The valuation allowance for excess and obsolete inventories was $3.8 million at December 31, 2003. If actual market conditions are less favorable than those projected by management, additional inventory write downs may be required.

- ***Accounting for costs of computer software***

  The Company capitalizes costs related to the development and acquisition of certain software products. Capitalization of costs begins when technological feasibility has been established and ends when the product is available for general release to customers. Amortization is computed on an individual product basis for those products available for market and has been recognized based on the product's estimated economic life, generally three years. At each balance sheet date, the unamortized costs are reviewed by management and reduced to net realized value when necessary. As of December 31, 2003, unamortized capitalized software development costs was $14.2 million.

- ***Valuation of long-lived and intangible assets***

  The Company assesses the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include the following:

  - Significant underperformance relative to expected historical or projected future operating results;

- Significant changes in the manner of the Company's use of the acquired assets or the strategy for the overall business;
- Significant negative industry or economic trends;
- The Company's market capitalization relative to net book value.

When it is determined that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the measurement of any impairment is determined and the carrying value is reduced as appropriate. As of December 31, 2003, the Company had net goodwill of approximately $10.3 million.

- *Accounting for income taxes*

  The Company accounts for income taxes under the asset and liability method that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactments of changes in tax laws or rates. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

- *Loss contingencies*

  The Company accrues for probable losses from contingencies including legal defense costs, on an undiscounted basis, in accordance with SFAS No. 5, Accounting for Loss Contingencies, when such costs are considered probable of being incurred and are reasonably estimable. The Company periodically evaluates available information, both internal and external, relative to such contingencies and adjusts this accrual as necessary.

Factors Affecting the Company's Business and Prospects

U.S./Global Economic Slowdown. As occurred in recent years, the markets in which the Company does business could again experience the negative effects of a slowdown in the U.S. and/or Global economies. Additionally, the Company could be impacted by the effects of any recurrence of the SARS virus, either through increased difficulty or costs for the export of products into affected regions, the import of components used in the Company's products from affected regions, and/or the effects the virus or costs to contain the virus have on the economy in regions in which the Company does business, particularly Asia, which has been the highest growth region of the Company over the past two years. The Company could also be subject to or impacted by acts of terrorism and/or the effects that war or continued U.S. military action would have on the U.S. and/or global economies. The worsening of the U.S. or Global economies could result in reduced purchasing and capital spending in any of the markets served by the Company which could have a material adverse effect on the Company's operating results.

Budgets. The Company has established an operating budget for 2004. The Company's spending for 2004 could exceed this budget due to a number of factors; including: additional marketing costs for conferences and tradeshows; increased costs from the over-hiring of product development engineers or other personnel; increased manufacturing costs resulting from component supply shortages and/or component price fluctuations and/or additional expenses related to intellectual property litigation. Any future decreased demand for the Company's products could result in decreased revenue and could require the Company to revise its budget and reduce expenditures. Exceeding the established operating budget or failing to reduce expenditures in response to any decrease in revenue could have a material adverse effect on the Company's operating results.

Risk of Component Shortages. As has occurred in the past, and as may be expected to occur in the future, supply shortages of components used in our products, including sole source components, can result in significant additional costs and inefficiencies in manufacturing. If the Company is unsuccessful in resolving any such component shortages, it will experience a significant impact on the timing of revenue and/or an increase in manufacturing costs, either of which would have a material adverse impact on the Company's operating results.

Fluctuations in Quarterly Results. The Company's quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a number of factors, including: changes in the mix of products sold; the availability and pricing of components from third parties (especially sole sources); the timing of orders; level of pricing of international sales; fluctuations in foreign currency exchange rates; the difficulty in maintaining margins, including the higher margins traditionally achieved in international sales; and changes in pricing policies by the Company, its competitors or suppliers. Specifically, if the local currencies in which the Company sells weaken against the U.S. dollar, and if the local sales prices cannot be raised, the Company will experience a deterioration of its gross and net profit margins. If the U.S. dollar strengthens in the future, it could have a material adverse effect on gross and net profit margins.

As has occurred in the past and as may be expected to occur in the future, new software products of the Company or new operating systems of third parties on which the Company's products are based, often contain bugs or errors that can result in reduced sales and/or cause the Company's support costs to increase, either of which could have a material adverse impact on the Company's operating results. Furthermore, the Company has significant revenues from customers in industries such as semiconductors, automated test equipment, telecommunications, aerospace, defense and automotive which are cyclical in nature. Downturns in these industries could have a material adverse effect on the Company's operating results.

In recent years, the Company's revenues have been characterized by seasonality, with revenues typically being relatively constant in the first, second and third quarters, growing in the fourth quarter and being relatively flat or declining from the fourth quarter of the year to the first quarter of the following year. The Company believes the seasonality of its revenue results from the international mix of its revenue and the variability of the budgeting and purchasing cycles of its customers throughout each international region. In addition, total operating expenses have in the past tended to be higher in the second and third quarters of each year, due to recruiting and increased intern personnel expenses.

New Product Introductions and Market Acceptance. The market for the Company's products is characterized by rapid technological change, evolving industry standards, changes in customer needs and frequent new product introductions, and is therefore highly dependent upon timely product innovation. The Company's success is dependent on its ability to successfully develop and introduce new and enhanced products on a timely basis to replace declining revenues from older products, and on increasing penetration in domestic and international markets. In the past, the Company has experienced significant delays between the announcement and the commercial availability of new products. Any significant delay in releasing new products could have a material adverse effect on the ultimate success of a product and other related products and could impede continued sales of predecessor products, any of which could have a material adverse effect on the Company's operating results. There can be no assurance that the Company will be able to introduce new products in accordance with announced release dates, that new products will achieve market acceptance or that any such acceptance will be sustained for any significant period. Failure of new products to achieve or sustain market acceptance could have a material adverse effect on the Company's operating results. Moreover, there can be no assurance that the Company's international sales will continue at existing levels or grow in accordance with the Company's efforts to increase foreign market penetration.

Risks Associated with Increased Development of Web Site. The Company has devoted significant resources in developing its Web site as a key marketing and sales tool and expects to continue to do so in the future. There can be no assurance that the Company will be successful in its attempt to leverage the Web to increase sales. The Company hosts its Web site internally. Any failure to successfully maintain the Web site and to protect it from attack could have a significant adverse impact on the Company's operating results.

Operation in Intensely Competitive Markets. The markets in which the Company operates are characterized by intense competition from numerous competitors, some of which are divisions of large corporations having far greater resources than the Company, and the Company expects to face further competition from new market entrants in the future. A key competitor is Agilent Technologies Inc. ("Agilent"). Agilent offers its own line of instrument controllers, and also offers hardware and software add-on products for third-party desktop computers and workstations that provide solutions that directly compete with the Company's virtual instrumentation products. Agilent is aggressively advertising and marketing products that are competitive with the Company's products. Because of Agilent's strong position in the instrumentation business, changes in its marketing strategy or product offerings could have a material adverse effect on the Company's operating results.

The Company believes its ability to compete successfully depends on a number of factors both within and outside its control, including: new product introductions by competitors; product pricing; quality and performance; success in developing new products; adequate manufacturing capacity and supply of components and materials; efficiency of manufacturing operations; effectiveness of sales and marketing resources and strategies; strategic relationships with other suppliers; timing of new product introductions by the Company; protection of the Company's products by effective use of intellectual property laws; general market and economic conditions; and government actions throughout the world. There can be no assurance that the Company will be able to compete successfully in the future.

Management Information Systems. During 2003, the Company successfully upgraded its America's business applications suite to Oracle's latest web-based release 11i. However, there can be no assurance that the Company will not experience difficulties with the new system. Difficulties with the system may interrupt normal Company operations, including the ability to: provide quotes, process orders, ship products, provide services and support to its customers, bill and track its customers, fulfill contractual obligations and otherwise run its business. Any disruptions of the system may have a material adverse effect on the Company's operating results. In 2003, the Company also continued development of its web offerings. In 2004, the Company will be focusing on the upgrade of its European business applications suite to Oracle's latest web-based release 11i, as well as the management information system for the Company's current warehouse facilities, and will continue to devote significant resources to the development of the Company's web offerings. Any failure to successfully implement these initiatives could have a material adverse effect on the Company's operating results.

The Company relies on three primary regional centers for its management information systems. As with any information system, unforeseen issues may arise that could affect management's ability to receive adequate, accurate and timely financial information which in turn could inhibit effective and timely decisions. Furthermore, it is possible that one or more of the Company's three regional information systems could experience a complete or partial shutdown. If such a shutdown occurred near the end of a quarter it could impact the Company's product shipments and revenues, as product distribution is heavily dependent on the integrated management information systems in each region. Accordingly, operating results in that quarter would be adversely impacted. The Company is working to achieve reliable regional management information systems to control costs and improve its ability to deliver its products in substantially all of its direct markets worldwide. No assurance can be given that the Company's efforts will be successful. The failure to receive adequate, accurate and timely financial information could inhibit management's ability to make effective and timely decisions.

Risks Associated with International Operations and Foreign Economies. International sales are subject to inherent risks, including fluctuations in local economies, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection, costs and risks of localizing products for foreign countries, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in the repatriation of earnings and the burdens of complying with a wide variety of foreign laws. The Company must also comply with various import and export regulations. Failure to comply with these regulations could result in fines and/or termination of import and export privileges, which could have a material adverse effect on the Company's operating results. Additionally, the regulatory environment in some countries is very restrictive as their governments try to protect their local economy and value of their local currency against the U.S. dollar. Sales made by the Company's international direct sales offices are denominated in local currencies, and accordingly, the U.S. dollar equivalent of these sales is affected by changes in the foreign currency exchange rates. Net of hedging results, the change in exchange rates had the effect of increasing the Company's consolidated sales by $16.5 million, or 4.0%, in 2003 compared to 2002. Since most of the Company's international operating expenses are also incurred in local currencies, the change in exchange rates had the effect of increasing operating expenses by $6.5 million for 2003 compared to 2002. If the U.S. dollar weakens in the future, it could result in the Company having to reduce prices locally in order for its products to remain competitive in the local marketplace. If the U.S. dollar strengthens in the future and the Company is unable to successfully raise its international selling prices, it could have a materially adverse effect on the Company's operating results.

Expansion of Manufacturing Capacity. During 2001, the Company completed construction of a second manufacturing facility. This facility is located in Hungary and became operational in the fourth quarter of 2001. This facility sources a significant portion of the Company's sales. Currently the Company is continuing to develop and implement information systems to support the operation of this facility. This facility and its operation are also subject to risks associated with a relatively new manufacturing facility and with doing business internationally, including difficulty in managing manufacturing operations in a foreign country, difficulty in achieving or maintaining product quality, interruption to transportation flows for delivery of components to us and finished goods to our customers, and changes in the country's political or economic conditions. No assurance can be given that the Company's efforts will be successful. Accordingly, any failure to deal with these factors could result in interruption in the facility's operation or delays in expanding its capacity, either of which could have a material adverse effect on the Company's operating results.

Income Tax Rate. The Company established a manufacturing facility in Hungary in 2001. As a result of certain foreign investment incentives available under Hungarian law, the profit from the Company's Hungarian operation is currently exempt from income tax. These benefits may not be available in the future due to changes in Hungary's political condition and/or tax laws. The reduction or elimination of these foreign investment incentives would result in the reduction or elimination of certain tax benefits thereby increasing the Company's future effective income tax rate, which could have a material adverse effect on the Company's operating results.

The Company receives a substantial income tax benefit from the extraterritorial income exemption ("ETI") under U.S. law. The ETI rules provide that a percentage of the profits from products and intangibles exported from the U.S. are exempt from U.S. tax. This benefit may not be available in the future as the ETI has been ruled an illegal export subsidy by the World Trade

Organization. The repeal of the ETI would result in the elimination of this tax benefit thereby increasing the Company's future effective income tax rate, which could have a material adverse effect on the Company's operating results.

Products Dependent on Certain Industries. Sales of the Company's products are dependent on customers in certain industries, particularly the telecommunications, semiconductor, automotive, automated test equipment, defense and aerospace industries. As experienced in the past, and as may be expected to occur in the future, downturns characterized by diminished product demand in any one or more of these industries could result in decreased sales, which could have a material adverse effect on the Company's operating results.

Dependence on Key Suppliers. The Company's manufacturing processes use large volumes of high-quality components and subassemblies supplied by outside sources. Several of these components are available through sole or limited sources. Sole-source components purchased by the Company include custom application-specific integrated circuits ("ASICS") and other components. The Company has in the past experienced delays and quality problems in connection with sole-source components, and there can be no assurance that these problems will not recur in the future. Accordingly, the failure to receive sole-source components from suppliers could result in a material adverse effect on the Company's revenues and operating results.

Stock-based Compensation Plans. The Company has two active stock-based compensation plans and one inactive plan. The two active stock-based compensation plans are the 1994 Incentive Stock Option Plan and the Employee Stock Purchase Plan. The Company currently adheres to the disclosure only provisions of SFAS No. 123 as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, and as such, no compensation cost has been recognized in the Company's financial statements for the stock option plan and the stock purchase plan. The Company is currently monitoring the recent discussions related to possible new regulations regarding the accounting treatment for stock options. The Company will comply with any changes in the accounting of stock options required by the FASB and the Securities and Exchange Commission. If the fair value based method of accounting for stock options established under SFAS No. 123 were adopted effective January 1, 2003 under the prospective method, the Company estimates it would have recognized stock option expense of approximately $880,000 in 2003. The impact of the adoption of the fair value based method of accounting for stock options established under SFAS No. 123 effective January 1, 2003 under the retroactive restatement method is reflected in *Stock Based Compensation Plans* in Note 1 of Notes to Consolidated Financial Statements.

Provisions in Our Charter Documents and Delaware Law and Our Stockholder Rights Plan May Delay or Prevent an Acquisition of Us. Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include a classified Board of Directors, prohibition of stockholder action by written consent, prohibition of stockholders to call special meetings and the requirement that the holders of at least 80% of our shares approve any business combination not otherwise approved by two-thirds of the Board of Directors. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, our Board of Directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Our Board of Directors adopted a new stockholders rights plan on January 21, 2004, pursuant to which we declared and will pay a dividend of one right for each share of our common stock outstanding as of May 10, 2004. This rights plan will replace a similar rights plan that has been in effect since our initial public offering in 1995. Unless redeemed by us prior to the time the rights are exercised, upon the occurrence of certain events, the rights will entitle the holders to receive upon exercise thereof shares of our preferred stock, or shares of an acquiring entity, having a value equal to twice the then-current exercise price of the right. The issuance of the rights could have the effect of delaying or preventing a change of control of us.

Proprietary Rights and Intellectual Property Litigation. The Company's success depends on its ability to obtain and maintain patents and other proprietary rights relative to the technologies used in its principal products. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may have in the past infringed or violated certain of the Company's intellectual property rights. The Company from time to time engages in litigation to protect its intellectual property rights. In monitoring and policing its intellectual property rights, the Company has been and may be required to spend significant resources. The Company from time to time may be notified that it is infringing certain patent or intellectual property rights of others. There can be no assurance that the SoftWIRE case and/or other existing litigation, and any other intellectual property litigation initiated in the future, will not cause significant litigation expense, liability, injunction against some of the Company's products, and a diversion of management's attention, any of which may have a material adverse effect on the Company's operating results.

Dependence on Key Management and Technical Personnel. The Company's success depends to a significant degree upon the continued contributions of its key management, sales, marketing, research and development and operational personnel, including Dr. Truchard, the Company's Chairman and Chief Executive Officer, and other members of senior management and key technical personnel. The Company has no agreements providing for the employment of any of its key employees for any fixed term and the Company's key employees may voluntarily terminate their employment with the Company at any time. The loss of the services of one or more of the Company's key employees in the future could have a material adverse affect on the Company's operating results. The Company also believes its future success will depend upon its ability to attract and retain additional highly skilled management, technical, marketing, research and development, and operational personnel with experience in managing large and rapidly changing companies, as well as training, motivating and supervising employees. In addition, the recruiting environment for software engineering, sales and other technical professionals is very competitive. Competition for qualified software engineers is particularly intense and is likely to result in increased personnel costs. Failure to attract or retain qualified software engineers could have an adverse effect on the Company's operating results. The Company also recruits and employs foreign nationals to achieve its hiring goals primarily for engineering and software positions. There can be no guarantee that the Company will continue to be able to recruit foreign nationals at the current rate. These factors further intensify competition for key personnel, and there can be no assurance that the Company will be successful in retaining its existing key personnel or attracting and retaining additional key personnel. Failure to attract and retain a sufficient number of the Company's key personnel could have a material adverse effect on the Company's operating results.

Risk of Product Liability Claims. The Company's products are designed to provide information upon which the users may rely. The Company attempts to assure the quality and accuracy of the processes contained in its products, and to limit its product liability exposure through contractual limitations on liability, including disclaimers in its "shrink wrap" license agreements with end-users. If future products contain errors that produce incorrect results on which users rely, customer acceptance of the Company's products could be adversely affected. Further, the Company could be subject to liability claims that could have a material adverse effect on the Company's operating results or financial position. Although the Company maintains liability insurance, there can be no assurance that such insurance or the contractual provisions used by the Company to limit its liability will be sufficient.

ITEM 7(a). MARKET RISK

Response to this item is included in "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk" above.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is incorporated by reference to the Consolidated Financial Statements set forth on pages F-1 through F-22 and S-1 hereof.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer, based on the evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934, as amended) required by paragraph (b) of Rule 13a-15 or Rule 15d-15, as of December 31, 2003, have concluded that the Company's disclosure controls and procedures were effective to ensure the timely collection, evaluation and disclosure of information relating to the Company that would potentially be subject to disclosure under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. During the quarter ended December 31, 2003, there were no changes in the Company's internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of the Rule 13a-15 or Rule 15d-15 that has materially affected, or is reasonably likely to materially affect, the internal controls over financial reporting.

PART III

Certain information required by Part III is omitted from this Report in that the Registrant intends to file a definitive proxy statement pursuant to Regulation 14A with the Securities and Exchange Commission (the "Proxy Statement") relating to its annual meeting of stockholders not later than 120 days after the end of the fiscal year covered by this Report, and such information is incorporated by reference herein.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information concerning the Company's directors required by this Item is incorporated by reference to the Company's Proxy Statement under the heading "Election of Directors."

The information concerning the Company's compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, required by this Item is incorporated by reference to the Company's Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance."

The information concerning the Company's executive officers required by this Item is incorporated by reference to the Company's Proxy Statement under the heading "Executive Officers."

The information concerning the Company's code of ethics that applies to the Company's principal executive officer, the Company's principal financial officer, the Company's controller, or person performing similar functions required by this Item is incorporated by reference to the Company's Proxy Statement under the heading "Code of Ethics."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the Company's Proxy Statement under the heading "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

From time to time the Company's directors, executive officers and other insiders may adopt stock trading plans pursuant to Rule 10b5-1(c) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Starting in the fourth quarter of 2000, Jeffrey L. Kodosky and James J. Truchard have made periodic sales of the Company's stock pursuant to such plans.

The information concerning security ownership of certain beneficial owners and management required by this Item pursuant to Item 403 of Regulation S-K is incorporated by reference to the Company's Proxy Statement under the heading "Security Ownership."

The information concerning securities authorized for issuance under equity compensation plans required by this Item pursuant to Item 201(d) of Regulation S-K is incorporated by reference to the Company's Proxy Statement under the heading "Equity Compensation Plans Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2002, the Company irrevocably contributed approximately $3.6 million to the National Instruments Foundation, a 501(c)(3) charitable foundation established in 2002 for the purpose of continued promotion of scientific and engineering research and education at higher education institutions worldwide. Two of the four directors of the National Instruments Foundation are current officers of National Instruments.

In addition, the information required by this item is incorporated by reference to the Company's Proxy Statement under the heading "Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information concerning principal accountant fees and services required by this Item is incorporated by reference to the Company's Proxy Statement under the heading "Independent Public Accountants."

The information concerning pre-approval policies for audit and non-audit services required by this Item is incorporated by reference to the Company's Proxy Statement under the heading "Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors."

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) Documents Filed with Report

1. *Financial Statements.* See Index to Consolidated Financial Statements at page F-1 of this Form 10-K and the Financial Statements and Notes thereto which are included at pages F-2 to F-22 of this Form 10-K.
2. *Financial Statement Schedules.* See S-1.
3. *Exhibits.*

Exhibit Number	Description
3.1	Certificate of Incorporation, as amended, of the Company.
3.2	Amended and Restated Bylaws of the Company.
4.1*	Specimen of Common Stock certificate of the Company.
4.2*	Rights Agreement dated as of May 19, 1994, between the Company and The First National Bank of Boston.
10.1*	Form of Indemnification Agreement.
10.2*	1994 Incentive Plan.**
10.3*	1994 Employee Stock Purchase Plan.**
10.4	Agreement Regarding Terms of Employment.***
21.1	Subsidiaries of the Company.
23.0	Consent of Independent Accountants.
24.0	Power of Attorney (included on page 27).
31.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-88386) declared effective March 13, 1995.

** Management Contract or Compensatory, Plan or Arrangement.

*** Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

(b) Reports on Form 8-K

Form 8-K furnished on October 23, 2003, regarding the Company's press release announcing financial results for the three months ended September 30, 2003.

(c) Exhibits

See Item 15(a)(3) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant

NATIONAL INSTRUMENTS CORPORATION

January 26, 2004

BY: /s/ Dr. James J. Truchard
Dr. James J. Truchard
Chairman of the Board and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. James J. Truchard and Alexander M. Davern, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and conforming all that each of said attorneys-in-fact, or his substitute or substitutes, any do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity in Which Signed	Date
/s/ Dr. James J. Truchard Dr. James J. Truchard	Chairman of the Board and President (Principal Executive Officer)	January 26, 2004
/s/ Alexander M. Davern Alexander M. Davern	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	January 26, 2004
/s/ Jeffrey L. Kodosky Jeffrey L. Kodosky	Director	January 26, 2004
/s/ Dr. Donald M. Carlton Dr. Donald M. Carlton	Director	January 24, 2004
/s/ Ben G. Streetman Ben G. Streetman	Director	January 26, 2004
/s/ R. Gary Daniels R. Gary Daniels	Director	January 25, 2004
/s/ Charles J. Roesslein Charles J. Roesslein	Director	January 25, 2004
/s/ Duy-Loan T. Le Duy-Loan T. Le	Director	January 26, 2004

NATIONAL INSTRUMENTS CORPORATION

INDEX TO FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable.

Report of Independent Auditors

To the Board of Directors and Stockholders
of National Instruments Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of National Instruments Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

Austin, Texas
January 21, 2004

NATIONAL INSTRUMENTS CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 53,446	$ 40,240
Short-term investments	141,227	113,638
Accounts receivable, net	77,970	62,981
Inventories, net	38,813	39,247
Prepaid expenses and other current assets	9,742	13,756
Deferred income taxes, net	9,927	8,104
Total current assets	331,125	277,966
Property and equipment, net	151,612	152,133
Intangibles and other assets	42,414	28,615
Total assets	$ 525,151	$ 458,714
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 29,567	$ 25,578
Accrued compensation	12,302	9,555
Accrued expenses and other liabilities	24,419	13,507
Income taxes payable	—	6,153
Other taxes payable	9,507	11,720
Total current liabilities	75,795	66,513
Deferred income taxes, net	9,904	5,738
Total liabilities	85,699	72,251
Commitments and contingencies (Notes 12 and 13)	—	—
Stockholders' equity:		
Preferred stock: par value $0.01; 5,000,000 shares authorized; 0 and 0 shares issued and outstanding, respectively	—	—
Common stock: par value $0.01; 180,000,000 shares authorized; 52,179,490 and 51,074,607 shares issued and outstanding, respectively	522	511
Additional paid-in capital	95,331	72,063
Retained earnings	349,994	321,813
Accumulated other comprehensive loss	(6,395)	(7,924)
Total stockholders' equity	439,452	386,463
Total liabilities and stockholders' equity	$ 525,151	$ 458,714

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL INSTRUMENTS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	For the Years Ended December 31,		
	2003	2002	2001
Net sales	$425,892	$390,790	$385,275
Cost of sales	111,672	105,086	101,297
Gross profit	314,220	285,704	283,978
Operating expenses:			
Sales and marketing	160,478	145,671	145,555
Research and development	70,896	63,964	60,745
General and administrative	42,497	35,714	29,234
Total operating expenses	273,871	245,349	235,534
Operating income	40,349	40,355	48,444
Other income (expense):			
Interest income	2,511	3,295	5,837
Interest expense	(62)	(128)	(26)
Net foreign exchange gain (loss)	1,125	(724)	(1,424)
Other income, net	568	820	702
Income before income taxes	44,491	43,618	53,533
Provision for income taxes	11,123	12,213	17,131
Net income	$ 33,368	$ 31,405	$ 36,402
Basic earnings per share	$ 0.65	$ 0.61	$ 0.72
Weighted average shares outstanding - basic	51,625	51,219	50,910
Diluted earnings per share	$ 0.62	$ 0.59	$ 0.68
Weighted average shares outstanding - diluted	53,964	53,411	53,651
Dividend paid per share	$ 0.10	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL INSTRUMENTS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,		
	2003	2002	2001
Cash flow from operating activities:			
Net income	$ 33,368	$ 31,405	$ 36,402
Adjustments to reconcile net income to net cash provided by operating activities:			
Charges to income not requiring cash outlays:			
Depreciation and amortization	24,774	20,748	16,802
Provision (benefit) for deferred income taxes	2,329	(207)	822
Tax benefit from stock option plans	3,849	1,835	1,665
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	(14,989)	(9,357)	21,080
Decrease (increase) in inventories	434	(6,640)	685
Decrease (increase) in prepaid expenses and other assets	4,049	1,823	(9,574)
(Decrease) increase in accounts payable	3,989	(3,380)	(1,407)
(Decrease) increase in taxes and other liabilities	5,293	12,906	(9,322)
Net cash provided by operating activities	63,096	49,133	57,153
Cash flow from investing activities:			
Payment for acquisitions, net of cash received	(6,324)	—	—
Capital expenditures	(17,983)	(30,817)	(65,274)
Capitalization of internally developed software	(9,717)	(5,757)	(3,923)
Additions to other intangibles	(2,520)	(2,993)	(980)
Purchases of short-term investments	(143,991)	(134,434)	(149,505)
Sales of short-term investments	116,402	122,218	127,608
Net cash used in investing activities	(64,133)	(51,783)	(92,074)
Cash flow from financing activities:			
Proceeds from issuance of common stock	19,430	13,424	12,242
Repurchase of common stock	—	(19,623)	(3,509)
Dividends paid	(5,187)	—	—
Net cash provided by (used in) financing activities	14,243	(6,199)	8,733
Net increase (decrease) in cash and cash equivalents	13,206	(8,849)	(26,188)
Cash and cash equivalents at beginning of period	40,240	49,089	75,277
Cash and cash equivalents at end of period	$ 53,446	$ 40,240	$ 49,089
Cash paid for interest and income taxes			
Interest	$ 62	$ 128	$ 26
Income taxes	$ 10,899	$ 5,052	$ 15,814

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL INSTRUMENTS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock (Shares)	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Equity
Balance at December 31, 2000	50,634,603	$ 506	$ 69,534	$254,006	$ (3,023)	$ 321,023
Net income				36,402		36,402
Foreign currency translation adjustment (net of $1,137 tax benefit)					(2,417)	(2,417)
Unrealized loss on securities available for sale (net of $0 tax benefit)					(167)	(167)
Unrealized gain on derivative instruments (net of $1,449 tax expense)					2,590	2,590
Issuance of common stock under employee plans	649,666	6	12,236			12,242
Repurchase and retirement of common stock	(121,800)		(3,509)			(3,509)
Balance at December 31, 2001	51,162,469	$ 512	$ 78,261	$290,408	$ (3,017)	$ 366,164
Net income				31,405		31,405
Foreign currency translation adjustment (net of $1,355 tax expense)					3,483	3,483
Unrealized gain on securities available for sale (net of $0 tax expense)					147	147
Unrealized loss on derivative instruments (net of $3,320 tax benefit)					(8,537)	(8,537)
Issuance of common stock under employee plans	725,488	7	13,417			13,424
Repurchase and retirement of common stock	(813,350)	(8)	(19,615)			(19,623)
Balance at December 31, 2002	51,074,607	$ 511	$ 72,063	$321,813	$ (7,924)	$ 386,463
Net income				33,368		33,368
Foreign currency translation adjustment (net of $1,666 tax expense)					4,997	4,997
Unrealized loss on securities available for sale (net of $0 tax benefit)					(148)	(148)
Unrealized loss on derivative instruments (net of $1,107 tax benefit)					(3,320)	(3,320)
Issuance of common stock under employee plans	1,080,833	11	22,268			22,279
Issuance of common stock	24,050		1,000			1,000
Dividends declared				(5,187)		(5,187)
Balance at December 31, 2003	52,179,490	$ 522	$ 95,331	$349,994	$(6,395)	$ 439,452

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL INSTRUMENTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Operations and summary of significant accounting policies

National Instruments Corporation (the "Company") is a Delaware Corporation. The Company engages in the design, development, manufacture and marketing of instrumentation software and specialty computer plug-in cards and accessories that users combine with industry standard computers, networks and the Internet to create measurement and automation systems. The Company offers hundreds of products used to create virtual instrumentation systems for general, commercial, industrial and scientific applications. The Company's products may be used in different environments, and consequently, specific application of the Company's products is determined by the customer and often is not known to the Company. The Company approaches all markets with essentially the same products, which are used in a variety of applications from research and development to production testing and industrial control. The following industries and applications are served worldwide by the Company: advanced research, automotive, commercial aerospace, computers and electronics, continuous process manufacturing, education, government/defense, medical research/pharmaceutical, power/energy, semiconductors, automated test equipment, telecommunications and others. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Certain prior year amounts have been reclassified to conform with the 2003 presentation.

Use of estimates

Judgments and estimates by management are required in the preparation of financial statements to conform with U.S. generally accepted accounting principles. The estimates and underlying assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies at the balance sheet date and the reported revenues and expenses for the period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less at the date of acquisition.

Short-term investments

Short-term investments consist of corporate, state and municipal securities with readily determinable fair market values and original maturities in excess of three months. Investments with maturities beyond one year are classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. The Company's investments are classified as available-for-sale and accordingly are reported at fair value, with unrealized gains and losses reported as other comprehensive income. Unrealized losses are charged against income when a decline in fair value is determined to be other than temporary. The specific identification method is used to determine the cost of securities sold.

Inventories

Inventories are stated at the lower-of-cost or market. Cost is determined using standard costs, which approximate the first-in first-out (FIFO) method. Cost includes the acquisition cost of purchased components, parts and subassemblies, in-bound freight costs, labor and overhead. Market is replacement cost with respect to raw materials and, is net realizable value with respect to work in process and finished goods.

Inventory is shown net of valuation allowance for excess and obsolete inventories of $3.8 million and $3.5 million at December 31, 2003 and 2002, respectively.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from twenty to forty years for buildings, three to seven years for purchased internal use software and three to five years for equipment. Leasehold improvements are depreciated over the shorter of the life of the lease or the asset.

Intangible assets

The Company has capitalized costs related to the development and acquisition of certain software products. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed*, capitalization of costs begins when technological feasibility has been established and ends when the product is available for general release to customers. Technological feasibility for National Instruments products is established when the product is available for beta release. Amortization is computed on an individual product basis for those products available for market and has been recognized based on the product's estimated economic life, generally three years. Patents are amortized using the straight-line method over their estimated period of benefit, generally seventeen years. At each balance sheet date, the unamortized costs for all intangible assets are reviewed by management and reduced to net realizable value when necessary.

The excess purchase price over the fair value of assets acquired is recorded as goodwill. Beginning in 2002 with the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is no longer amortized, but instead tested for impairment at least annually. Prior to 2002, goodwill was amortized using the straight-line method over its estimated period of benefit, ten years.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of foreign currency forward and option contracts, cash and cash equivalents, short-term investments and trade accounts receivable. In management's opinion, no significant concentration of credit risk exists for the Company.

The Company's counterparties in its foreign currency forward and option contracts are major financial institutions. The Company does not anticipate nonperformance by these counterparties. The Company maintains cash and cash equivalents with various financial institutions located in many countries worldwide. The Company's short-term investments are diversified among and limited to high-quality securities with high credit ratings. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across many countries and industries. The amount of sales to any individual customer did not exceed 3% of revenue for the periods presented. The largest trade account receivable from any individual customer at December 31, 2003 was approximately $628,000.

Revenue recognition

Sales revenue is generally recognized on the date the product is shipped to the customer. Provision is made for estimated sales returns based on actual historical experience. Revenue related to the sale of maintenance contracts is deferred and amortized on a straight-line basis over the service period. Deferred revenue at December 31, 2003 and 2002 was $8.1 million and $5.4 million, respectively.

Accounts receivable are net of allowances for doubtful accounts and sales returns of $3.2 million and $3.8 million at December 31, 2003 and 2002, respectively.

Warranty reserve

The Company offers a one-year limited warranty on most hardware products and a 90-day warranty on software products, which is included in the sales price of many of its products. Provision is made for estimated future warranty costs at the time of sale.

The warranty reserve at December 31, was as follows (in thousands):

	Dollar Amount of Liability	
	2003	2002
Balance at the beginning of the period	$ 715	$ 865
Accruals for warranties issued during the period	1,087	988
Settlements made (in cash or in kind) during the period	(1,087)	(1,138)
Balance at the end of the period	$ 715	$ 715

Loss contingencies

The Company accrues for probable losses from contingencies including legal defense costs, on an undiscounted basis, in accordance with SFAS No. 5, *Accounting for Loss Contingencies,* when such costs are considered probable of being incurred and are reasonably estimable. The Company periodically evaluates available information, both internal and external, relative to such contingencies and adjusts this accrual as necessary.

Advertising expense

The Company expenses its costs of advertising as incurred. Advertising expense for the years ended December 31, 2003, 2002 and 2001 was $35.0 million, $29.6 million and $30.4 million, respectively.

Foreign currency translation

The functional currency for the Company's international operations is the applicable local currency. The assets and liabilities of these operations are translated at the rate of exchange in effect on the balance sheet date; sales and expenses are translated at average rates. The resultant gains or losses from translation are included in a separate component of other comprehensive income. Gains and losses resulting from re-measuring monetary asset and liability accounts that are denominated in a currency other than a subsidiary's functional currency are included in determining net income.

Foreign currency hedging instruments

All of the Company's derivative instruments are recognized on the balance sheet at their fair value. The Company currently uses foreign currency forward and purchased option contracts to hedge its exposure to material foreign currency denominated receivables and forecasted foreign currency cash flows.

On the date the derivative contract is entered into, the Company designates its derivative as either a hedge of the fair value of foreign currency denominated receivables ("fair-value" hedge) or as a hedge of the variability of foreign currency cash flows to be received ("cash flow" hedge). Changes in the fair market value of a fair-value hedge are recorded, along with the loss or gain on the re-measurement of foreign-currency-denominated receivables, in current earnings. Changes in the fair value of derivatives that are highly effective as—and that are designated and qualify as—cash flow hedges under SFAS No. 133 are recorded in other comprehensive income. These amounts are subsequently reclassified into earnings in the period during which the hedge transaction is realized. The Company does not enter into derivative contracts for speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used to hedge forecasted transactions are highly effective in offsetting changes in cash flows of hedged items.

The Company prospectively discontinues hedge accounting if (1) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value of a hedged item (forecasted transactions); or (2) the derivative is de-designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur. When hedge accounting is discontinued, the derivative is sold and the resulting gains and losses will be recognized immediately in earnings.

Income taxes

The Company accounts for income taxes under the asset and liability method as set forth in SFAS No. 109, *Accounting for Income Taxes.* Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Earnings per share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding (if dilutive) during each period. Common share equivalents include stock options. The number of common share equivalents outstanding relating to stock options is computed using the treasury stock method.

The reconciliation of the denominators used to calculate basic EPS and diluted EPS for the years ended December 31, 2003, 2002 and 2001, respectively, are as follows (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Weighted average shares outstanding-basic	51,625	51,219	50,910
Plus: Common share equivalents			
Stock options	2,339	2,192	2,741
Weighted average shares outstanding-diluted	53,964	53,411	53,651

Stock options to acquire 1,454,000, 1,649,000 and 1,394,000 shares for the years ended December 31, 2003, 2002 and 2001, respectively, were excluded from the computations of diluted earnings per share because the effect of including these stock options would have been anti-dilutive.

Stock-based compensation plans

The Company has two active stock-based compensation plans and one inactive plan. The two active stock-based compensation plans are the 1994 Incentive Stock Option Plan and the Employee Stock Purchase Plan. The Company follows the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* as amended by SFAS No.148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* As allowed by SFAS No. 123, the Company continues to apply the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock issued to Employees,* and related interpretations in accounting for its plans. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. No compensation cost has been recognized in the Company's financial statements for the stock option plan and the stock purchase plan. If compensation cost for the Company's two active stock-based compensation plans were determined based on the fair value at the grant date for awards under those plans consistent with the method established by SFAS No. 123, the Company's net income and earnings per share would approximate the pro-forma amounts below (in thousands, except per share data):

	Years Ended December 31,		
	2003	2002	2001
Net income, as reported	$ 33,368	$ 31,405	$ 36,402
Stock-based compensation included in reported net income, net of related tax effects	--	--	--
Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(12,290)	(14,019)	(14,086)
Pro-forma net income	$ 21,078	$ 17,386	$ 22,316
Earnings per share:			
Basic – as reported	$ 0.65	$ 0.61	$ 0.72
Basic – pro-forma	$ 0.41	$ 0.34	$ 0.44
Diluted – as reported	$ 0.62	$ 0.59	$ 0.68
Diluted – pro-forma	$ 0.39	$ 0.33	$ 0.42

Comprehensive income

The Company follows SFAS No. 130, *Reporting Comprehensive Income,* which established standards for reporting comprehensive income and its components. The Company's other comprehensive income is from foreign currency translation and unrealized gains and losses on forward and option contracts and securities available for sale. Total comprehensive income for 2003, 2002 and 2001 was $34.9 million, $26.5 million and $36.4 million, respectively.

Recently issued accounting pronouncement

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS No. 150 did not have a material effect on the Company's financial position or results of operations.

Note 2: Short-term investments

Short-term investments at December 31, 2003 and 2002, consisting of corporate, state and municipal securities, were acquired at an aggregate cost of $141.2 million and $113.6 million, respectively. The contractual maturities of these securities, which are classified as available-for-sale and carried at fair value, are as follows (in thousands):

	December 31,	
	2003	2002
Less than 90 days	$ 21,265	$ 33,237
90 days to one year	59,831	40,377
One year through two years	35,586	38,876
Two years through three years	24,545	1,148
	$141,227	$113,638

Note 3: Inventories

Inventories, net consist of the following (in thousands):

	December 31,	
	2003	2002
Raw materials	$ 17,513	$ 21,127
Work-in-process	1,625	1,324
Finished goods	19,675	16,796
	$ 38,813	$ 39,247

Note 4: Property and equipment

Property and equipment consist of the following (in thousands):

	December 31,	
	2003	2002
Land	$ 5,805	$ 5,850
Buildings	126,019	121,320
Furniture and equipment	127,495	114,166
	259,319	241,336
Accumulated depreciation	(107,707)	(89,203)
	$151,612	$152,133

Depreciation expense for the years ended December 31, 2003, 2002 and 2001, was $18.5 million, $16.0 million and $12.6 million, respectively.

Note 5: Intangibles and other assets

Intangibles and other assets, net of accumulated amortization at December 31, 2003 and 2002 are as follows:

	December 31,	
	2003	2002
Capitalized software development costs and acquired technology	$ 17,234	$ 9,312
Goodwill	10,280	5,795
Patents	5,978	5,636
Investment	2,500	2,500
Long-term deferred tax asset	2,123	2,109
Deposits and other	4,299	3,263
	$ 42,414	$ 28,615

At December 31, 2003 and 2002, accumulated amortization on capitalized software development costs and acquired technology was $22.1 million and $15.6 million, respectively, accumulated amortization on goodwill was $2.3 million and $1.9 million, respectively, and accumulated amortization on patents was $1.5 million and $1.1 million, respectively. Total amortization costs were $6.2 million, $4.7 million and $4.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Software development costs capitalized during 2003, 2002 and 2001 were $10.7 million, $5.8 million and $3.9 million, respectively, and related amortization was $5.6 million, $3.8 million and $3.1 million, respectively.

In 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142, discontinues amortization of acquired goodwill and instead requires annual impairment testing. The Company adopted SFAS No. 142 effective January 1, 2002. Adoption of SFAS No. 142 did not have a material impact on the Company's financial position or results of operations.

Note 6: Income taxes

The components of income before the provision for income taxes are as follows (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Domestic	$35,717	$38,965	$45,902
Foreign	8,774	4,653	7,631
	$44,491	$43,618	$53,533

The provision for income taxes charged to operations is as follows (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Current tax expense:			
U.S. federal	$ 8,434	$ 8,288	$13,007
State	477	654	1,575
Foreign	698	3,478	1,727
Total current	9,609	12,420	16,309
Deferred tax expense (benefit):			
U.S. federal	1,023	697	590
State	39	56	123
Foreign	452	(960)	109
Total deferred	1,514	(207)	822
Total provision	$11,123	$12,213	$17,131

Deferred tax liabilities (assets) at December 31, 2003 and 2002 as follows (in thousands):

	December 31, 2003	December 31, 2002
Capitalized software	$ 4,657	$ 3,246
Unrealized gain on derivative instruments	1,827	967
Depreciation and amortization	5,910	2,906
Unrealized exchange gain	193	—
Accrued legal expenses	—	116
Undistributed earnings of foreign subsidiaries	203	183
Gross deferred tax liabilities	12,790	7,418
Operating loss carryforwards	(2,543)	(2,465)
Vacation and other accruals	(1,785)	(1,852)
Inventory valuation and warranty provisions	(5,945)	(3,218)
Doubtful accounts and sales provisions	(1,018)	(1,184)
Unrealized exchange loss	—	(588)
Intercompany profit	(2,820)	(1,911)
Accrued rent expenses	(193)	(818)
Accrued legal expenses	(997)	—
Other	(563)	(473)
Gross deferred tax assets	(15,864)	(12,509)
Valuation allowance	927	615
Net deferred tax asset	$ (2,147)	$ (4,476)

A reconciliation of income taxes at the U.S. federal statutory income tax rate to the effective tax rate follows:

	Years Ended December 31, 2003	2002	2001
U.S. federal statutory tax rate	35%	35%	35%
Foreign sales corporation/ETI benefit	(4)	(6)	(2)
Foreign taxes more (less) than federal statutory rate	(4)	2	(1)
Research and development tax credit	(1)	(2)	(1)
Tax exempt interest	(2)	(2)	(2)
State income taxes, net of federal tax benefit	1	1	3
Effective tax rate	25%	28%	32%

As of December 31, 2003, twenty of the Company's subsidiaries have available, for income tax purposes, foreign net operating loss carryforwards of approximately $15.9 million, of which $2.0 million expire during the years 2005 - 2013 and $13.9 million of which may be carried forward indefinitely. The Company's tax valuation allowance relates to the realizability of certain of these foreign net operating loss carryforwards. As a result of certain foreign investment incentives available under Hungarian law, the profit from the Company's Hungarian operation is currently exempt from income tax.

The Company has not provided for U.S. federal income and foreign withholding taxes on approximately $17.4 million of certain non-U.S. subsidiaries' undistributed earnings as of December 31, 2003. These earnings would become subject to taxes of approximately $5.0 million, if they were actually or deemed to be remitted to the parent company as dividends or if the Company should sell its stock in these subsidiaries. The Company currently intends to reinvest indefinitely these undistributed earnings.

Note 7: Stockholders' equity

Stock repurchases and retirements

In 1998, the Company's Board of Directors approved the repurchase and retirement of shares of common stock to reduce the dilutive effect of the Company's stock plans. Pursuant to this repurchase program, the Company has repurchased and retired a total of 935,150 shares for approximately $23.1 million.

Stock option plans

The stockholders of the Company approved the 1994 Incentive Stock Option Plan on May 9, 1994. At the time of approval, 6,075,000 shares of the Company's common stock were reserved for issuance under this plan. In 1997, an additional 4,725,000 shares of the Company's common stock were reserved for issuance under this plan. The 1994 Plan, administered by the Compensation Committee of the Board of Directors, provides for granting of incentive awards in the form of stock options to directors, executive officers and employees of the Company and its subsidiaries. Awards under the plan must be granted within ten years of the effective date of the 1994 Plan. Options granted may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or nonqualified options. The right to purchase shares vests over a five to ten-year period, beginning on the date of grant. Stock options must be exercised within ten years from date of grant. Stock options are issued at market price at the grant date. Shares available for grant at December 31, 2003 were 1,606,326.

Transactions under all plans are summarized as follows:

	Number of shares under option	Weighted average exercise price
Outstanding at December 31, 2000	6,314,514	$ 22.40
Exercised	(388,474)	11.52
Canceled	(188,255)	33.39
Granted	1,507,998	32.13
Outstanding at December 31, 2001	7,245,783	$ 24.72
Exercised	(386,012)	11.42
Canceled	(175,303)	35.99
Granted	317,900	36.25
Outstanding at December 31, 2002	7,002,368	$ 25.70
Exercised	(747,993)	15.43
Canceled	(208,021)	35.32
Granted	450,650	33.24
Outstanding at December 31, 2003	6,497,004	$ 27.10
Options exercisable at December 31:		
2001	3,765,856	$ 17.82
2002	4,202,831	20.48
2003	4,137,003	22.92

	Number of shares under option	Weighted average fair value
Weighted average, grant date fair value of options granted during:		
2001	1,507,998	$ 20.03
2002	317,900	21.34
2003	450,650	18.05

	December 31, 2003				
	Options Outstanding			Options Exercisable	
Exercise price	Number outstanding as of 12/31/2003	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable as of 12/31/2003	Weighted average exercise price
$ 6.44 – $ 8.89	860,244	$8.21	2.0	856,792	$8.20
9.78 – 14.44	934,222	$14.35	3.0	842,464	$14.36
14.83 – 22.96	1,439,080	$21.03	5.0	1,183,902	$21.09
23.33 – 31.56	1,527,282	$30.84	8.0	461,972	$30.85
31.88 – 51.56	1,736,176	$45.05	7.0	791,873	$46.07
	6,497,004	$27.10	6.0	4,137,003	$22.92

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Dividend expense yield	0.1%	0%	0%
Expected life	5 years	5 years	5 years
Expected volatility	55.8%	60.2%	59.0%
Risk-free interest rate	2.7%	4.5%	4.7%

Employee stock purchase plan

The Company's employee stock purchase plan permits substantially all domestic employees and employees of designated subsidiaries to acquire the Company's common stock at a purchase price of 85% of the lower of the market price at the beginning or the end of the participation period. The semi-annual periods begin on October 1 and April 1 of each year. Employees may designate up to 15% of their compensation for the purchase of common stock. Common stock reserved for future employee purchases aggregated 1,471,518 shares at December 31, 2003. Shares issued under this plan were 353,810 in 2003. The weighted average fair value of the employees' purchase rights, as shown below was estimated using the Black-Scholes model with the following assumptions:

	2003	2002	2001
Dividend expense yield	0.1%	0%	0%
Expected life	6 months	6 months	6 months
Expected volatility	33%	49%	63%
Risk-free interest rate	1.1%	2.3%	5.1%

Weighted average, grant date fair value of purchase rights granted under the Employee Stock Purchase Plan:

	Number of shares	Weighted average fair value
2001	290,082	$ 9.62
2002	323,265	8.22
2003	259,909	9.20

Authorized Preferred Stock and Preferred Stock Purchase Rights Plan

National Instruments has 5,000,000 authorized shares of preferred stock. On January 21, 2004, the Board of Directors of National Instruments designated 500,000 of these shares as Series A Participating Preferred Stock in conjunction with its adoption of a Preferred Stock Rights Agreement (the "Rights Agreement") and declaration of a dividend of one preferred share purchase right (a "Right") for each share of common stock outstanding held as of May 10, 2004 or issued thereafter. Each Right will entitle its holder to purchase one one-thousandth of a share of National Instruments' Series A Participating Preferred Stock at an exercise price of $200 (after giving effect to the 3 for 2 stock split in the form of a stock dividend declared by the Board of Directors of the Company on January 21, 2004), subject to adjustment, under certain circumstances. The Rights Agreement was not adopted in response to any effort to acquire control of National Instruments.

The Rights only become exercisable in certain limited circumstances following the tenth day after a person or group announces acquisitions of or tender offers for 20% or more of National Instruments' common stock. In addition, if an acquirer (subject to certain exclusions for certain current stockholders of National Instruments, an "Acquiring Person") obtains 20% or more of National Instruments' common stock, then each Right (other than the Rights owned by an Acquiring Person or its affiliates) will entitle the holder to purchase, for the exercise price, shares of National Instruments' common stock having a value equal to two times the exercise price. Under certain circumstances, the National Instruments' Board of Directors may redeem the Rights, in whole, but not in part, at a purchase price of $0.01 per Right. The Rights have no voting privileges and are attached to and automatically traded with National Instruments common stock until the occurrence of specified trigger events. The Rights will expire on the earlier of May 10, 2014 or the exchange or redemption of the Rights.

Note 8: Employee retirement plan

The Company has a defined contribution retirement plan pursuant to Section 401(k) of the Internal Revenue Code. Substantially all domestic employees with at least thirty days of continuous service are eligible to participate and may contribute up to 15% of their compensation. The Board of Directors has elected to make matching contributions equal to 50% of employee contributions, which may be applied, to a maximum of 6% of each participant's compensation. Employees are eligible for the Company's matching contributions after one year of continuous service. Company contributions vest immediately. The Company's policy prohibits participants from direct investment in shares of common stock of the Company. Company contributions charged to expense were $2.0 million, $1.8 million and $1.6 million in 2003, 2002 and 2001, respectively.

Note 9: Financial instruments

Fair value of financial instruments

The estimated fair value amounts disclosed below have been determined by the Company using available market information and valuation methodologies described below. For certain financial instruments of the Company, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, the carrying amount approximates fair value due to the short-term maturity of these instruments. The estimated fair values of the other assets (liabilities) of the Company's remaining financial instruments at December 31, 2003 and 2002 are as follows (in thousands):

	December 31,			
	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short-term investments	$141,227	$141,227	$113,638	$113,638
Other assets/liabilities:				
Forward contracts	(5,552)	(5,552)	(2,685)	(2,685)
Purchased options	(35)	(35)	694	694

The fair values of short-term investments and foreign currency forward and purchased option contracts were estimated based upon quotes from brokers as of the applicable balance sheet date.

Note 10: Derivative instruments and hedging activities

The Company has operations in 40 countries. Approximately 53% of the Company's revenues are generated outside North America. The Company's activities expose it to a variety of market risks, including the effects of changes in foreign-currency exchange rates and interest rates. These financial risks are monitored and managed by the Company as an integral part of its overall risk management program.

The Company maintains a foreign-currency risk management strategy that uses derivative instruments (foreign currency forward and purchased options contracts) to protect its interests from fluctuations in earnings and cash flows caused by the volatility in currency exchange rates. Movements in foreign-currency exchange rates pose a risk to the Company's operations and competitive position, since exchange rate changes may affect the profitability and cash flow of the Company, and business and/or pricing strategies of non-U.S. based competitors.

Foreign currency fair value and cash flow hedges

The Company's foreign sales are denominated in the customers' local currency. The Company purchases foreign currency forward and purchased options contracts as hedges of forecasted sales that are denominated in foreign currencies and as hedges of foreign currency denominated receivables. These contracts are entered into to protect against the risk that the eventual dollar-net-cash inflows resulting from such sales or firm commitments will be adversely affected by changes in exchange rates.

The Company held forward contracts with notional amounts totaling $27.7 million and $24.1 million at December 31, 2003 and 2002, respectively, that were designated as foreign currency fair value hedges of the Company's foreign denominated receivables. The fair value of these contracts, which are for 90-day periods, is a liability of $1.6 million at December 31, 2003, and a liability of $1.3 million at December 31, 2002. The Company recorded a net loss of $4.6 million and $4.9 million for fair value hedges for the years ended December 31, 2003 and 2002, respectively, and a net gain of $2.0 million for fair value hedges for the year ended December 31, 2001, which was recorded in "Foreign Currency Gain(Loss)." The Company hedges up to 90% of its outstanding foreign denominated receivables.

The Company held forward contracts with a notional amount of $48.6 million and $48.1 million and option contracts with notional amounts totaling $42.4 million and $86.4 million at December 31, 2003 and 2002, respectively, that were designated as foreign currency cash flow hedges related to the Company's anticipated sales transactions. The fair value of these contracts, which are for terms up to twenty-four months, is a liability of $4.0 million and $2.8 million at December 31, 2003 and 2002, respectively, and a net unrealized deferred loss of $4.0 million and $2.8 million at December 31, 2003 and 2002, respectively, recorded in "Accumulated Other Comprehensive Income." The Company hedges up to 100% of anticipated foreign currency denominated cash inflows for the following 1 to 36 months. The Company recorded a net loss of $6.9 million and net gains of $3.6 million and $4.4 million for cash flow hedges for the year ended December 31, 2003, 2002 and 2001, respectively, which was included in "Net Revenue."

As of December 31, 2003, $3.4 million of deferred losses on cash flow hedges recorded in "Accumulated Other Comprehensive Income" are expected to be reclassified to earnings during the next twelve months. The actual foreign sales expected to occur over the next twelve months will necessitate the reclassifying to earnings of these derivative losses.

Hedge ineffectiveness of a foreign currency option contract designated as a cash flow hedge is measured by comparing the hedging instrument's cumulative change in fair value from inception to maturity to the forecasted transaction's terminal value. No amounts were excluded from the assessment of hedge effectiveness for the years ended December 31, 2003 and 2002.

Note 11: Segment information

In accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* the Company determines segments using the management approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. It also requires disclosures about products and services, geographic areas and major customers.

While the Company sells its products to many different markets, its management has chosen to organize the Company by geographic areas, and as a result has determined that it has one reportable segment. Substantially all of the interest income, interest expense, depreciation and amortization is recorded in North America. Net sales, operating income and identifiable assets, classified by the major geographic areas in which the Company operates, are as follows (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Net sales:			
North America:			
Unaffiliated customer sales	$200,210	$195,770	$195,842
Geographic transfers	63,483	58,330	58,041
	263,693	254,100	253,883
Europe:			
Unaffiliated customer sales	137,761	122,800	128,523
Geographic transfers	50,301	35,027	6,981
	188,062	157,827	135,504
Asia Pacific:			
Unaffiliated customer sales	87,921	72,220	60,910
Eliminations	(113,784)	(93,357)	(65,022)
	$425,892	$390,790	$385,275

	Years Ended December 31,		
	2003	2002	2001
Operating income:			
North America	$ 31,649	$ 31,031	$ 40,624
Europe	44,428	37,789	41,229
Asia Pacific	35,168	35,499	27,336
Unallocated:			
Research and development expenses	(70,896)	(63,964)	(60,745)
	$ 40,349	$ 40,355	$ 48,444

	December 31,	
	2003	2002
Identifiable assets:		
North America	$420,082	$373,066
Europe	77,963	63,600
Asia Pacific	27,106	22,048
	$525,151	$458,714

Total sales outside the United States for 2003, 2002 and 2001 were $244.9 million, $212.7 million and $189.8 million, respectively.

Note 12: Commitments, contingencies and leases

The Company has commitments under non-cancelable operating leases primarily for office facilities and equipment. Future minimum lease payments as of December 31, 2003, for each of the next five years are as follows (in thousands):

2004	$7,113
2005	5,387
2006	3,202
2007	2,089
2008	881
Thereafter	6,014
	$24,686

During 2002, the Company and Trilogy Software ("Trilogy") settled a dispute regarding Trilogy's buy-out of the lease of the Company's Millenium office building which resulted in a gain of approximately $6.0 million from lease termination. As a result of additional facility lease consolidation, the Company incurred lease termination costs of approximately $2.4 million in 2002. These amounts were included in general and administrative expenses.

Rent expense under operating leases was approximately $6.3 million, $6.3 million and $5.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

As of December 31, 2003, the Company has non-cancelable purchase commitments with various suppliers of customized inventory and inventory components totaling approximately $3.4 million over the next twelve months.

As of December 31, 2003, the Company has outstanding guarantees for payment of foreign operating leases, customs and foreign grants totaling approximately $3.5 million.

Note 13: Litigation

The Company has filed two complaints against The MathWorks, Inc. ("Defendant") for patent infringement. In both complaints, the Company claimed the Defendant infringes certain of its U.S. patents and the Defendant challenged the validity and enforceability of those patents and asserts that it does not infringe the claims of those patents.

The first complaint was filed on January 25, 2001 in the U.S. District Court, Eastern District of Texas (Marshall Division). On January 30, 2003, the jury found infringement by the Defendant of three of the patents involved and awarded the Company specified damages. On June 23, 2003, the Court entered final judgement in favor of the Company in an amount of approximately $4 million and entered an injunction against Defendant's sale of its Simulink and related products. The Court stayed the injunction pending appeal of the case and required the Defendant to pay a specified royalty on its U.S. sales of the same products during the pendency of appeal. The initial judgement and the royalties on the sales of infringing products through December 31, 2003, total $4.9 million and are escrowed. On July 22, 2003, Defendant filed its Notice of Appeal and the case is currently pending on appeal before the U.S. Court of Appeals for the Federal Circuit. The final judgement has not been recorded in the financial statements of the Company pending the disposition of the appeal.

The second complaint was filed October 21, 2002, also in the U.S. District Court, Eastern District of Texas (Marshall Division) and on August 27, 2003, the complaint was dismissed by agreement of the parties.

On January 15, 2003, SoftWIRE Technology, LLC ("SoftWIRE") and Measurement Computing Corporation ("MCC") filed a complaint against the Company in the U.S. District Court for the District of Massachusetts asking the court to declare that SoftWIRE does not infringe certain of the Company's U.S. patents and that such patents are invalid and unenforceable. On February 21, 2003, the Company filed a complaint against SoftWIRE and MCC in the U.S. District Court, Eastern District of Texas (Marshall Division) claiming that both SoftWIRE and MCC infringe the same and certain other of the Company's U.S. patents. SoftWIRE and MCC challenge the validity and enforceability of these patents and assert that they do not infringe any of these patents. In the Eastern District action, the Company seeks monetary damages and injunction of the sale of certain products of SoftWIRE and MCC as well as attorney's fees and costs. By order of the Court, the Eastern District action was transferred to the U.S. District Court for the District of Massachusetts on May 9, 2003, and has been consolidated with the previously-filed

SoftWIRE action, which also includes counterclaims by the Company that are the same in substance as the Company's claims in the Eastern District action. On June 12, 2003, SoftWIRE moved for leave to amend its complaint in order to allege that the Company infringes two U.S. patents that SoftWIRE acquired by purchase on May 23, 2003. On November 5, 2003, the Court granted SoftWIRE's motion to amend, thereby adding SoftWIRE's two patents to the litigation. With respect to those two SoftWIRE patents, SoftWIRE seeks monetary damages and injunction of the sale of certain products of the Company as well as attorney's fees and costs. The Company challenges the validity, enforceability and alleged infringement of those patents and intends to vigorously defend against SoftWIRE's claims. Discovery in the litigation is underway. During the fourth quarter of 2003, the Company accrued $3.8 million related to its probable loss from this contingency, which consists solely of anticipated patent defense costs that are probable of being incurred. However, the outcome of any litigation is inherently uncertain and there can be no assurance as to the ultimate outcome of this matter of any other litigation. The Company did not make any charges against this accrual during calendar 2003.

Note 14: Related party transactions

During 2002, the Company contributed approximately $3.6 million to the National Instruments Foundation, a 501(c)(3) charitable foundation established in 2002 for the purpose of continued promotion of scientific and engineering research and education at higher education institutions worldwide. This contribution was recorded as general and administrative expense in 2002. Two of the four directors of the National Instruments Foundation are current officers of National Instruments.

Note 15: Quarterly results (unaudited)

The following quarterly results have been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period. The unaudited quarterly financial data for each of the eight quarters in the two years ended December 31, 2003 are as follows (in thousands, except per share data):

	Three Months Ended			
	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003
Net sales	$ 99,173	$100,165	$104,644	$121,910
Gross profit	73,160	73,015	77,210	90,835
Operating income	8,324	8,814	9,758	13,453
Net income	6,763	7,404	7,954	11,248
Basic earnings per share	$ 0.13	$ 0.14	$ 0.15	$ 0.22
Weighted average shares outstanding-basic	51,156	51,490	51,532	51,869
Diluted earnings per share	$ 0.13	$ 0.14	$ 0.15	$ 0.21
Weighted average shares outstanding-diluted	53,273	53,633	53,932	54,408
Dividends declared per share	$ --	$ --	$ 0.05	$ 0.05

	Three Months Ended			
	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002
Net sales	$ 94,739	$ 93,505	$ 96,020	$106,525
Gross profit	69,381	66,902	70,824	78,597
Operating income	10,255	8,760	8,606	12,735
Net income	7,367	7,388	6,685	9,965
Basic earnings per share	$ 0.14	$ 0.14	$ 0.13	$ 0.20
Weighted average shares outstanding-basic	51,205	51,449	51,195	51,013
Diluted earnings per share	$ 0.14	$ 0.14	$ 0.13	$ 0.19
Weighted average shares outstanding-diluted	53,953	53,974	52,906	52,875

Note 16: Subsequent Events

The Company's Board of Directors declared on January 21, 2004, a quarterly cash dividend of $0.05 per common share, payable February 20, 2004, to shareholders of record February 5, 2004.

The Company's Board of Directors declared on January 21, 2004, a stock split effected in the form of a dividend of one share of common stock for each two shares of common stock outstanding. The dividend is payable on or about February 20, 2004 to holders of record as of the close of business on February 5, 2004.

NATIONAL INSTRUMENTS CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Allowance for doubtful accounts:

Year	Description	Balance at Beginning of Period	Provision for Bad Debt Expense	Write-Offs Charged to Allowances	Balance at End of Period
2001	Allowance for doubtful accounts	$ 4,516	$ 1,579	$ 1,175	$ 4,920
2002	Allowance for doubtful accounts	4,920	(840)	329	3,751
2003	Allowance for doubtful accounts	3,751	501	1,008	3,244

Valuation allowances for excess and obsolete inventories:

Year	Description	Balance at Beginning of Period	Provision Charged to Cost of Sales	Write-Offs Charged to Allowances	Balance at End of Period
2001	Valuation allowances for excess and obsolete inventories	$ 2,466	$ 1,082	$ 682	$ 2,866
2002	Valuation allowances for excess and obsolete inventories	2,866	1,818	1,212	3,472
2003	Valuation allowances for excess and obsolete inventories	3,472	766	391	3,847

EXHIBIT 3.1

CERTIFICATE OF INCORPORATION
OF
NATIONAL INSTRUMENTS CORPORATION

I, the undersigned natural person acting as an incorporator of a corporation (hereinafter called the "Corporation") under the General Corporation Law of the State of Delaware, do hereby adopt the following Certificate of Incorporation for the Corporation:

FIRST: The name of the Corporation is National Instruments Corporation.

SECOND: The registered office of the Corporation in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

THIRD: The purpose for which the Corporation is organized is to engage in any and all lawful acts and activity for which corporations may be organized under the General Corporation Law of Delaware. The Corporation will have perpetual existence.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is sixty-five million (65,000,000) shares of capital stock, classified as (i) five million (5,000,000) shares of preferred stock, par value $.01 per share ("Preferred Stock"), and (ii) sixty million (60,000,000) shares of common stock, par value $.01 per share ("Common Stock").

The designations and the powers, preferences, rights, qualifications, limitations, and restrictions of the Preferred Stock and Common Stock are as follows:

1. <u>Provisions Relating to the Preferred Stock</u>.

   (a) The Preferred Stock may be issued from time to time in one or more classes or series, the shares of each class or series to have such designations and powers, preferences, and rights, and qualifications, limitations, and restrictions thereof, as are stated and expressed herein and in the resolution or resolutions providing for the issue of such class or series adopted by the board of directors of the Corporation as hereafter prescribed.

   (b) Authority is hereby expressly granted to and vested in the board of directors of the Corporation to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and with respect to each class or series of the Preferred Stock, to fix and state by the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

      i. whether or not the class or series is to have voting rights, full, special, or limited, or is to be without voting rights, and whether or not such class or series is to be entitled to vote as a separate class either alone or together with the holders of one or more other classes or series of stock;

      ii. the number of shares to constitute the class or series and the designations thereof;

      iii. the preferences, and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series;

      iv. whether or not the shares of any class or series shall be redeemable at the option of the Corporation or the holders thereof or upon the happening of any specified event, and, if redeemable, the redemption price or prices (which may be payable in the form of cash, notes, securities, or other property), and the time or times at which, the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

      v. whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and, if such retirement or sinking fund or funds are to be established, the annual amount thereof, and the terms and provisions relative to the operation thereof;

vi. the dividend rate, whether dividends are payable in cash, stock of the Corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

vii. the preferences, if any, and the amounts thereof which the holders of any class or series thereof shall be entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

viii. whether or not the shares of any class or series, at the option of the Corporation or the holder thereof or upon the happening of any specified event, shall be convertible into or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock, securities, or other property of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

ix. such other special rights and protective provisions with respect to any class or series as may to the board of directors of the Corporation seem advisable.

(c) The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any or all of the foregoing respects. The board of directors of the Corporation may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any other class or series. The board of directors of the Corporation may decrease the number of shares of the Preferred Stock designated for any existing class or series by a resolution subtracting from such class or series authorized and unissued shares of the Preferred Stock designated for such existing class or series, and the shares so subtracted shall become authorized, unissued, and undesignated shares of the Preferred Stock.

2. Provisions Relating to the Common Stock.

(a) Each share of Common Stock of the Corporation shall have identical rights and privileges in every respect. The holders of shares of Common Stock shall be entitled to vote upon all manners submitted to a vote of the stockholders of the Corporation and shall be entitled to one vote for each share of Common Stock held.

(b) Subject to the prior rights and preferences, if any, applicable to shares of the Preferred Stock or any series thereof, the holders of shares of the Common Stock shall be entitled to receive such dividends (payable in cash, stock, or otherwise) as may be declared thereon by the board of directors at any time and from time to time out of any funds of the Corporation legally available therefor.

(c) In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock or any series thereof, the holders of shares of the Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them. A liquidation, dissolution, or winding-up of the Corporation, as such terms are used in this paragraph (c), shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other corporation or corporations or other entity or a sale, lease, exchange, or conveyance of all or a part of the assets of the Corporation.

3. General.

(a) Subject to the foregoing provisions of this Certificate of Incorporation, the Corporation may issue shares of its Preferred Stock and Common Stock from time to time for such consideration (not less than the par value thereof) as may be fixed by the board of directors of the Corporation, which is expressly authorized to fix the same in its absolute and uncontrolled discretion subject to the foregoing conditions. Shares so issued for which the consideration shall have been paid or delivered to the Corporation shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon, and the holders of such shares shall not be liable for any further payments in respect of such shares.

(b) The Corporation shall have authority to create and issue rights and options entitling their holders to purchase shares of the Corporation's capital stock of any class or series or other securities of the Corporation, and such rights and options shall be evidenced by instrument(s) approved by the board of directors of the Corporation. The board of directors of the Corporation shall be empowered to set the exercise price, duration, times for exercise, and other terms of such options or rights; provided, however, that the consideration to be received for any shares of capital stock subject thereto shall not be less that the par value thereof.

FIFTH: The name of the incorporator of the Corporation is Susan E. Casey, and the mailing address of such incorporator is 100 Congress Avenue, Suite 1400, Austin, Texas 78701.

SIXTH: (a) General. The number of directors constituting the initial board of directors is eight, and the name and mailing address of each person who is to serve as director until his or her successor is elected and qualified are Class I: Gerald T. Olson and Jim A. Smith; Class II: William C. Nowlin, Jr., L. Wayne Ashby and Dr. Donald M. Carlton; Class III: Dr. James J. Truchard, Jeffrey L. Kodosky and Dr. Peter T. Flawn. The number of directors constituting the entire Board of Directors shall be not less than three nor more than twelve as fixed from time to time by vote of a majority of the entire Board; provided, however, that the number or directors shall not be reduced so as to shorten the term of any director at the time in office. Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

(b) Classification of Directors. The directors shall be divided into three classes of equal or approximately equal number and designated Class I, Class II and Class III. If the number of directors is not evenly divisible by three, the remainder positions shall be allocated first to Class III and second to Class II. The initial term of office of Class I will expire at the annual meeting of stockholders in 1995; of Class II at the annual meeting of stockholders in 1996; and of Class III at the annual meeting of stockholders in 1997. Each director elected shall hold office until his successor shall be elected and shall qualify. At each annual meeting of stockholders beginning with the annual meeting of stockholders in 1995, directors elected to succeed those whose terms are then expiring shall be elected for a full term of office expiring at the third succeeding annual meeting of stockholders after their election. Should the number of directors which constitutes the whole Board of Directors be changed as permitted by paragraph (a) of this Article, such majority of the whole Board of Directors shall also fix and determine the number of directors of which each class shall be comprised.

(c) Term of Office; Vacancies. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement or removal from office. Except as provided in paragraph (b) of this Article, the directors have the exclusive power to fill vacancies and newly created directorships resulting from any increase in the authorized number of directors. Any newly created directorship resulting from an increase in the number of directors or any other vacancy on the Board of Directors, however caused, shall be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected by one or more directors to fill a newly created directorship or other vacancy shall hold office until the next election of the class for which such directors shall have been chosen and until his or her successor shall have been elected and qualified. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of stockholders.

(d) Removal. Notwithstanding any other provisions of this Certificate of Incorporation or the bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, this Certificate of Incorporation or the bylaws of the Corporation), any director or the entire Board of Directors of the Corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the votes of the outstanding shares of stock generally entitled to vote in the election of directors (considered for this purpose as one class) ("Voting Stock") cast at a meeting of stockholders called for that purpose.

(e) Notice of Nominations. Advance notice of nominations for the election of directors, other than nominations by the Board of Directors or a committee thereof, shall be given to the Corporation in the manner provided in the bylaws.

(f) Election of Directors by Holders of Particular Classes or Series of Stock. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the provisions of this Certificate of Incorporation, including any applicable resolutions of the Board of Directors, adopted pursuant to Article FOURTH. Directors so elected shall not be divided into classes and shall be elected by such holders annually unless expressly provided otherwise by those provisions or resolutions, and, during the prescribed terms of office of those directors, the Board of Directors shall consist of a number of directors equal to the number of those directors plus the number of directors determined as provided in the first paragraph of this Article.

SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article, a director shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to the Delaware General Corporation Law.

EIGHTH: The Corporation shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact he or she (i) is or was a director or officer of the Corporation or (ii) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article is in effect. Any repeal or amendment of this Article shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article. Such right shall include the right to be paid by the Corporation expenses incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the Delaware General Corporation Law, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its board of directors or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its board of directors or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, by-law, resolution of stockholders or directors, agreement, or otherwise.

The Corporation may additionally indemnify any employee or agent of the Corporation to the fullest extent permitted by law.

As used herein, the term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

NINTH: After the Corporation first has a class of securities registered under Sections 12 or 15 of the Securities Exchange Act of 1934, as amended, or its equivalent, any action required or permitted to be taken by the stockholders of the Corporation must be taken at a duly called annual or special meeting of the stockholders and may not be taken by consent in writing or otherwise.

TENTH: Except as otherwise required by law or provided in the bylaws of the Corporation, and subject to the rights of the holders of any class or series of shares issued by the Corporation having a preference over the Common Stock as to dividends or upon liquidation to elect directors in certain circumstances, special meetings of the stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office.

ELEVENTH: The Board of Directors shall have the power to adopt, alter, amend or repeal the Bylaws of the Corporation by vote of not less than a majority of the directors then in office. The holders of shares of capital stock of the Corporation entitled at the time to vote for the election of directors shall, to the extent such power is at the time conferred on them by applicable law, also have the power to adopt, alter, amend or repeal the bylaws of the Corporation, but only if such action receives the affirmative vote of at least 80% of the outstanding Voting Stock, voting together as a single class.

TWELFTH: (a) 1. In addition to any affirmative vote required by law, and except as otherwise expressly provided in sections (b) and (c) of this Article, any business combination (as hereinafter defined) shall require the affirmative vote of the holders of at least 80% of the outstanding Voting Stock voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise.

2. The term "business combination" as used in this Article shall mean any transaction which is referred to in any one or more of the following clauses (A) through (E):

A. any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with or into (i) any Interested Stockholder (as hereinafter defined) or (ii) any other corporation (whether or not itself an Interested Stockholder) which, after such merger or consolidation, would be an Affiliate (as hereinafter defined) of an Interested Stockholder, or

B. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of related transactions) to or with any Interested Stockholders of any assets of the Corporation or any Subsidiary having an aggregate fair market value of $5,000,000 or more, or

C. the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of related transactions) of any securities of the Corporation or any Subsidiary to any Interested Stockholder or any Affiliate of any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $5,000,000 or more, or

D. the adoption of any plan or proposal for the liquidation or dissolution of the Corporation, or

E. any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any similar transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate of any Interested Stockholder.

(b) The provisions of section (a) of this Article shall not be applicable to any particular business combination, and such business combination shall require only such affirmative vote as is required by law and any other provision of this Certificate of Incorporation, if the business combination has been approved by two-thirds of the whole Board of Directors.

(c) For the purposes of this Article:

1. A "person" shall mean any individual, firm, corporation or other entity.

2. "Interested Stockholder" shall mean, in respect of any business combination, any person (other than the Corporation or any Subsidiary) who or which, as of the record date for the determination of stockholders entitled to notice of and to vote on such business combination, or immediately prior to the consummation of any such transaction;

    A. is the beneficial owner, directly or indirectly, of more than 10% of the Voting Stock, or

    B. is an Affiliate of the Corporation and at any time within two years prior thereto was the beneficial owner, directly or indirectly, of not less than 10% of the then outstanding Voting Stock, or

    C. is an assignee of or has otherwise succeeded to any shares of capital stock of the Corporation which were at any time within two years prior thereto beneficially owned by any Interested Stockholder, and such assignment or succession shall have occurred in the course of stockholders entitled to notice of and to vote on such business coming within the meaning of the Securities Act of 1933.

3. A "person" shall be the "beneficial owner" of any Voting Stock:

    A. which such person or any of its Affiliates and Associates (as hereinafter defined) beneficially own, directly or indirectly, or

    B. which such person or any of its Affiliates or Associates has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding, or

    C. which are beneficially owned, directly or indirectly, by any other person with which such first mentioned person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purposes of acquiring, holding, voting or disposing of any shares of capital stock of the Corporation.

4. The outstanding Voting Stock shall include shares deemed owned through application of paragraph 3 above but shall not include any other Voting Stock which may be issuable pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise.

5. "Affiliate" and "Associate" shall have the respective meanings given those terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on the date of adoption of this Article.

6. "Subsidiary" shall mean any corporation of which a majority of any class of equity security (as defined in Rule 3a11-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on the date of the adoption of this Article) is owned, directly or indirectly, by the Corporation; provided however, that for the purposes of the definition of Interested Stockholder set forth in paragraph 2 of this section (c) the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

(d) A majority of the directors shall have the power and duty to determine for the purposes of this Article on the basis of information known to them, (1) the number of shares of Voting Stock beneficially owned by any person, (2) whether a person is an Affiliate or Associate of another, (3) whether a person has an agreement, arrangement or understanding with another as to the matters referred to in paragraph 3 of section (d), or (4) whether the assets subject to any business combination or the consideration received for the issuance or transfer of securities by the Corporation or any Subsidiary has an aggregate fair market value of $5,000,000 or more.

(e) Nothing contained in this Article shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

THIRTEENTH: No holder of shares of the Corporation of any class or series shall have any preemptive right to subscribe for, purchase, or receive any shares of the Corporation of any class or series now or hereafter authorized, or any options or warrants for such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Corporation. Cumulative voting by the stockholders of the Corporation at any election of directors of the Corporation is hereby prohibited.

FOURTEENTH: Notwithstanding anything to the contrary in this Certificate of Incorporation, the affirmative vote of the holders of at least 80% of the votes of the outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with any of Articles SIXTH, NINTH, TENTH, ELEVENTH, TWELFTH, THIRTEENTH and FOURTEENTH of this Certificate of Incorporation.

FIFTEENTH: No contract or transaction between the Corporation and one or more of its directors, officers, or stockholders or between the Corporation and any person (as used herein "person" means other corporation, partnership, association, firm, trust, joint venture, political subdivision, or instrumentality) or other organization in which one or more of its directors, officers, or stockholders are directors, officers, or stockholders, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the board of directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

I, the undersigned, for the purpose of forming the Corporation under the laws of the State of Delaware, do make, file, and record this Certificate of Incorporation and do certify that this is my act and deed and that the facts stated therein are true and, accordingly, I do hereunto set my hand on this 3rd day of May, 1994.

/s/ Susan E. Casey
Susan E. Casey

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
NATIONAL INSTRUMENTS CORPORATION

National Instruments Corporation (hereinafter called the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1. That the Board of Directors of the Corporation has determined that it is advisable and in the best interests of the Corporation that the Certificate of Incorporation of the Corporation be hereby amended by deleting the current text of the first paragraph of Article FOURTH in its entirety and by substituting in lieu thereof the following:

"FOURTH: The total number of shares of stock which the Corporation shall have the authority to issue is one-hundred and eighty-five million (185,000,000) shares of capital stock, classified as (i) five million (5,000,000) shares of preferred stock, par value $.01 per share ("Preferred Stock"), and (ii) one-hundred and eighty million (180,000,000) shares of common stock, par value of $.01 per share ("Common Stock")."

2. That upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, a majority of all the shares of capital stock entitled to vote as a class voted in favor of such amendment.

3. The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer as of the <u>19th</u> day of June, 1998.

NATIONAL INSTRUMENTS CORPORATION

/s/ David G. Hugley
Name: David G. Hugley
Title: Secretary

EXHIBIT 3.2

AMENDED AND RESTATED BY-LAWS
(as of March 21, 2001)

OF

NATIONAL INSTRUMENTS CORPORATION

A Delaware Corporation

PREAMBLE

These by-laws are subject to, and governed by, the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law") and the certificate of incorporation of National Instruments Corporation, a Delaware corporation (the "Corporation"). In the event of a direct conflict between the provisions of these by-laws and the mandatory provisions of the Delaware General Corporation Law or the provisions of the certificate of incorporation of the Corporation, such provisions of the Delaware General Corporation Law or the certificate of incorporation of the Corporation, as the case may be, will be controlling.

ARTICLE ONE: OFFICES

1.1 Registered Office and Agent. The registered office and registered agent of the Corporation shall be as designated from time to time by the appropriate filing by the Corporation in the office of the Secretary of State of the State of Delaware.

1.2 Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the board of directors may from time to time determine or as the business of the Corporation may require.

ARTICLE TWO: MEETINGS OF STOCKHOLDERS

2.1 Annual Meeting. An annual meeting of stockholders of the Corporation shall be held each calendar year on such date and at such time as shall be designated from time to time by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice of such meeting. At such meeting, the stockholders shall elect directors and transact such other business as may properly be brought before the meeting. Failure to hold an annual meeting as required by these by-laws shall not invalidate any action taken by the board of directors or officers of the Corporation.

2.2 Special Meeting. A special meeting of the stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, the President or the board of directors pursuant to a resolution approved by the affirmative vote of a majority of directors then in office.

2.3 Place of Meetings. An annual meeting of stockholders may be held at any place within or without the State of Delaware designated by the board of directors. A special meeting of stockholders may be held at any place within or without the State of Delaware designated in the notice of the meeting or a duly executed waiver of notice of such meeting. Meetings of stockholders shall be held at the principal office of the Corporation unless another place is designated for meetings in the manner provided herein.

2.4 Notice. Written or printed notice stating the place, day, and time of each meeting of the stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called shall be delivered not less than ten nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or person(s) calling the meeting, to each stockholder of record entitled to vote at such meeting. If such notice is to be sent by mail, it shall be directed to such stockholder at his address as it appears on the records of the Corporation, unless he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, in which case it shall be directed to him at such other address. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy and shall not, at the beginning of such meeting, object to the transaction of any business because the meeting is not lawfully called or convened, or who shall, either before or after the meeting, submit a signed waiver of notice, in person or by proxy.

2.5 Voting List. At least ten days before each meeting of stockholders, the Secretary or other officer of the Corporation who has charge of the Corporation's stock ledger, either directly or through another officer appointed by him or through a transfer agent appointed by the board of directors, shall prepare a complete list of stockholders entitled to vote thereat, arranged in alphabetical order and showing the address of each stockholder and number of shares registered in the name of each stockholder. For a period of ten days prior to such meeting, such list shall be kept on file at a place within the city where the meeting is to be held, which place shall be specified in the notice of meeting or a duly executed waiver of notice of such meeting or, if not so specified, at the place where the meeting is to be held and shall be open to examination by any stockholder during ordinary business hours. Such list shall be produced at such meeting and kept at the meeting at all times during such meeting and may be inspected by any stockholder who is present.

2.6 Quorum. The holders of a majority of the outstanding shares entitled to vote on a matter, present in person or by proxy, shall constitute a quorum at any meeting of stockholders, except as otherwise provided by law, the certificate of incorporation of the Corporation, or these by-laws. If a quorum shall not be present, in person or by proxy, at any meeting of stockholders, the stockholders entitled to vote thereat who are present, in person or by proxy, or, if no stockholder entitled to vote is present, any officer of the Corporation may adjourn the meeting from time to time, without notice other than announcement at the meeting (unless the board of directors, after such adjournment, fixes a new record date for the adjourned meeting), until a quorum shall be present, in person or by proxy. At any adjourned meeting at which a quorum shall be present, in person or by proxy, any business may be transacted which may have been transacted at the original meeting had a quorum been present; provided that, if the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

2.7 Required Vote; Withdrawal of Quorum. When a quorum is present at any meeting, the vote of the holders of at least a majority of the outstanding shares entitled to vote who are present, in person or by proxy, shall decide any question brought before such meeting, unless the question is one on which, by express provision of statute, the certificate of incorporation of the Corporation, or these by-laws, a different vote is required, in which case such express provision shall govern and control the decision of such question. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.8 Method of Voting; Proxies. Except as otherwise provided in the certificate of incorporation of the Corporation or by law, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Elections of directors need not be by written ballot. At any meeting of stockholders, every stockholder having the right to vote may vote either in person or by a proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Each such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after three years from the date of its execution, unless otherwise provided in the proxy. If no date is stated in a proxy, such proxy shall be presumed to have been executed on the date of the meeting at which it is to be voted. Each proxy shall be revocable unless expressly provided therein to be irrevocable and coupled with an interest sufficient in law to support an irrevocable power or unless otherwise made irrevocable by law.

2.9 Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, for any such determination of stockholders, such date in any case to be not more than 60 days and not less than ten days prior to such meeting nor more than 60 days prior to any other action. If no record date is fixed:

(i) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(ii) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

(iii) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

2.10 Conduct of Meeting. The Chairman of the Board, if such office has been filled, and, if not or if the Chairman of the Board is absent or otherwise unable to act, the President shall preside at all meetings of stockholders. The Secretary shall keep the records of each meeting of stockholders. In the absence or inability to act of any such officer, such officer's duties shall be performed by the officer given the authority to act for such absent or non-acting officer under these by-laws or by some person appointed by the meeting.

2.11 Stockholder Proposals and Nominations of Persons for Election to the Board of Directors. Nominations of persons for election to the board of directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the corporation's notice of meeting, (b) by or at the direction of the board of directors, or (c) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in these by-laws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this by-law.

For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of the foregoing paragraph, (1) the stockholder must have given timely notice thereof in writing to the secretary of the corporation, (2) such business must be a proper matter for stockholder action under the General Corporation Law of Delaware, (3) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice, as that term is defined in subclause (c)(iii) of this paragraph, such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice and (4) if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this section. To be timely, a stockholder's notice shall be delivered to the secretary of the corporation at the principal executive offices of the corporation not less than 60 or more than 90 days prior to the first anniversary (the "Anniversary") of the date on which the corporation first mailed its proxy materials for the preceding year's annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. Such stockholder's notice shall be set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such person's written consent to serve as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "Solicitation Notice").

Only persons nominated in accordance with the procedures set forth in this by-law shall be eligible to serve as directors and only such business shall be conducted at an annual meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this section. The chair of the meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in these by-laws and, if any proposed nomination or business is not in compliance with these by-laws, to declare that such defective proposed business or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

For the purposes of this section, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act."

2.12 Inspectors. The board of directors may, in advance of any meeting of stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof. If any of the inspectors so appointed shall fail to appear or act, the chairman of the meeting shall, or if inspectors shall not have been appointed, the chairman of the meeting may, appoint one or more inspectors. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall determine the number of shares of capital stock of the Corporation outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the results, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge, request, or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as an inspector of an election of directors. Inspectors need not be stockholders.

ARTICLE THREE: DIRECTORS

3.1 Management. The business and property of the Corporation shall be managed by the board of directors. Subject to the restrictions imposed by law, the certificate of incorporation of the Corporation, or these by-laws, the board of directors may exercise all the powers of the Corporation.

3.2 Number; Qualification; Election; Term. The number of directors which shall constitute the entire board of directors shall be not less than three. The first board of directors shall consist of the number of directors named in the certificate of incorporation of the Corporation or, if no directors are so named, shall consist of the number of directors elected by the incorporator(s) at an organizational meeting or by unanimous written consent in lieu thereof. Thereafter, within the limits above specified, the number of directors which shall constitute the entire board of directors shall be determined by resolution of the board of directors. Except as otherwise required by law, the certificate of incorporation of the Corporation, or these by-laws, the directors shall be elected at an annual meeting of stockholders at which a quorum is present. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors. At each annual meeting of stockholders, directors elected to succeed those whose terms are then expiring shall be elected for a full term of office expiring at the third succeeding annual meeting of stockholders after their election. Except as otherwise required by law, whenever the holders of any one or more series of preferred stock shall have the right, voting separately as a class, to elect one or more directors of the corporation, the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of stockholders. Each director shall hold office until his successor shall have been elected and qualified or until his earlier death, resignation or removal. Directors need not be residents of Delaware or stockholders of the corporation. Each director must have attained the age of majority.

3.3 Change in Number. No decrease in the number of directors constituting the entire board of directors shall have the effect of shortening the term of any incumbent director.

3.4 Vacancies. Unless otherwise provided in the certificate of incorporation, any vacancy or any newly-created directorship resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by the affirmative vote of two directors if there are only two directors remaining, or by the sole remaining director. Any director elected by one or more directors to fill a newly created directorship or other vacancy shall hold office until the next election of the class for which such directors shall have been chosen and until his or her successor shall have been elected and qualified, or, if earlier, until his death, resignation, or removal from office. If there are no directors in office, an election of directors may be held in the manner provided by statute. When one or more directors shall resign from the board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in these by-laws with respect to the filling of other vacancies.

3.5 Meetings of Directors. The directors may hold their meetings and may have an office and keep the books of the Corporation, except as otherwise provided by statute, in such place or places within or without the State of Delaware as the board of directors may from time to time determine or as shall be specified in the notice of such meeting or duly executed waiver of notice of such meeting.

3.6 First Meeting. Each newly elected board of directors may hold its first meeting for the purpose of organization and the transaction of business, if a quorum is present, immediately after and at the same place as the annual meeting of stockholders, and no notice of such meeting shall be necessary.

3.7 Election of Officers. At the first meeting of the board of directors after each annual meeting of stockholders at which a quorum shall be present, the board of directors shall elect the officers of the Corporation.

3.8 Regular Meetings. Regular meetings of the board of directors shall be held at such times and places as shall be designated from time to time by resolution of the board of directors. Notice of such regular meetings shall not be required.

3.9 Special Meetings. Special meetings of the board of directors shall be held whenever called by the Chairman of the Board, the President, or any other two directors.

3.10 Notice. The Secretary shall give notice of each special meeting to each director at least 24 hours before the meeting. Notice of any such meeting need not be given to any director who shall, either before or after the meeting, submit a signed waiver of notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to him. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

3.11 Quorum; Majority Vote. At all meetings of the board of directors, a majority of the directors fixed in the manner provided in these by-laws shall constitute a quorum for the transaction of business. If at any meeting of the board of directors there be less than a quorum present, a majority of those present or any director solely present may adjourn the meeting from time to time without further notice. Unless the act of a greater number is required by law, the certificate of incorporation of the Corporation, or these by-laws, the act of a majority of the directors present at a meeting at which a quorum is in attendance shall be the act of the board of directors. At any time that the certificate of incorporation of the Corporation provides that directors elected by the holders of a class or series of stock shall have more or less than one vote per director on any matter, every reference in these by-laws to a majority or other proportion of directors shall refer to a majority or other proportion of the votes of such directors.

3.12 Procedure. At meetings of the board of directors, business shall be transacted in such order as from time to time the board of directors may determine. The Chairman of the Board, if such office has been filled, and, if not or if the Chairman of the Board is absent or otherwise unable to act, the President shall preside at all meetings of the board of directors. In the absence or inability to act of either such officer, a chairman shall be chosen by the board of directors from among the directors present. The Secretary of the Corporation shall act as the secretary of each meeting of the board of directors unless the board of directors appoints another person to act as secretary of the meeting. The board of directors shall keep regular minutes of its proceedings which shall be placed in the minute book of the Corporation.

3.13 Presumption of Assent. A director of the Corporation who is present at the meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or shall forward any dissent by certified or registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.14 Action Without a Meeting. Any action required or permitted to be taken at any meeting of the board of directors may be taken without a meeting, without prior notice and without a vote, if all members of the board consent thereto in writing and the writing or writings are filed with the minutes of the proceedings of the board.

3.15 Compensation. The board of directors shall have the authority to fix the compensation, including fees and reimbursement of expenses, paid to directors for attendance at regular or special meetings of the board of directors or any committee thereof; provided, that nothing contained herein shall be construed to preclude any director from serving the Corporation in any other capacity or receiving compensation therefor.

ARTICLE FOUR: COMMITTEES

4.1 Designation. The board of directors may, by resolution adopted by a majority of the entire board of directors, designate one or more committees.

4.2 Number; Qualification; Term. Each committee shall consist of one or more directors appointed by resolution adopted by a majority of the entire board of directors. The number of committee members may be increased or decreased from time to time by resolution adopted by a majority of the entire board of directors. Each committee member shall serve as such until the earliest of (i) the expiration of his term as director, (ii) his resignation as a committee member or as a director, or (iii) his removal as a committee member or as a director.

4.3 Authority. Each committee, to the extent expressly provided in the resolution establishing such committee, shall have and may exercise all of the authority of the board of directors in the management of the business and property of the Corporation except to the extent expressly restricted by law, the certificate of incorporation of the Corporation, or these by-laws.

4.4 Committee Changes. The board of directors shall have the power at any time to fill vacancies in, to change the membership of, and to discharge any committee.

4.5 Alternate Members of Committees. The board of directors may designate one or more directors as alternate members of any committee. Any such alternate member may replace any absent or disqualified member at any meeting of the committee. If no alternate committee members have been so appointed to a committee or each such alternate committee member is absent or disqualified, the member or members of such committee present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.

4.6 Regular Meetings. Regular meetings of any committee may be held without notice at such time and place as may be designated from time to time by the committee and communicated to all members thereof.

4.7 Special Meetings. Special meetings of any committee may be held whenever called by any committee member. The committee member calling any special meeting shall cause notice of such special meeting, including therein the time and place of such special meeting, to be given to each committee member at least two days before such special meeting. Neither the business to be transacted at, nor the purpose of, any special meeting of any committee need be specified in the notice or waiver of notice of any special meeting.

4.8 Quorum; Majority Vote. At meetings of any committee, a majority of the number of members designated by the board of directors shall constitute a quorum for the transaction of business. If a quorum is not present at a meeting of any committee, a majority of the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. The act of a majority of the members present at any meeting at which a quorum is in attendance shall be the act of a committee, unless the act of a greater number is required by law, the certificate of incorporation of the Corporation, or these by-laws.

4.9 Minutes. Each committee shall cause minutes of its proceedings to be prepared and shall report the same to the board of directors upon the request of the board of directors. The minutes of the proceedings of each committee shall be delivered to the Secretary of the Corporation for placement in the minute books of the Corporation.

4.10 Compensation. Committee members may, by resolution of the board of directors, be allowed a fixed sum and expenses of attendance, if any, for attending any committee meetings or a stated salary.

4.11 Responsibility. The designation of any committee and the delegation of authority to it shall not operate to relieve the board of directors or any director of any responsibility imposed upon it or such director by law.

ARTICLE FIVE: NOTICE

5.1 Method. Whenever by statute, the certificate of incorporation of the Corporation, or these by-laws, notice is required to be given to any committee member, director, or stockholder and no provision is made as to how such notice shall be given, personal notice shall not be required and any such notice may be given (a) in writing, by mail, postage prepaid, addressed to such committee member, director, or stockholder at his address as it appears on the books or (in the case of a stockholder) the stock transfer records of the Corporation, or (b) by any other method permitted by law (including but not limited to overnight courier service, telegram, telex, or facsimile). Any notice required or permitted to be given by mail shall be deemed to be delivered and given at the time when the same is deposited in the United States mail as aforesaid. Any notice required or permitted to be given by overnight courier service shall be deemed to be delivered and given at the time delivered to such service with all charges prepaid and addressed as aforesaid. Any notice required or permitted to be given by telegram, telex, or telefax shall be deemed to be delivered and given at the time transmitted with all charges prepaid and addressed as aforesaid.

5.2 Waiver. Whenever any notice is required to be given to any stockholder, director, or committee member of the Corporation by statute, the certificate of incorporation of the Corporation, or these by-laws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a stockholder, director, or committee member at a meeting shall constitute a waiver of notice of such meeting, except where such person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE SIX: OFFICERS

6.1 Number; Titles; Term of Office. The officers of the Corporation shall be a President, a Secretary, and such other officers as the board of directors may from time to time elect or appoint, including a Chairman of the Board, one or more Vice Presidents (with each Vice President to have such descriptive title, if any, as the board of directors shall determine), and a Treasurer. Each officer shall hold office until his successor shall have been duly elected and shall have qualified, until his death, or until he shall resign or shall have been removed in the manner hereinafter provided. Any two or more offices may be held by the same person. None of the officers need be a stockholder or a director of the Corporation or a resident of the State of Delaware.

6.2 Removal. Any officer or agent elected or appointed by the board of directors may be removed by the board of directors whenever in its judgment the best interest of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

6.3 Vacancies. Any vacancy occurring in any office of the Corporation (by death, resignation, removal, or otherwise) may be filled by the board of directors.

6.4 Authority. Officers shall have such authority and perform such duties in the management of the Corporation as are provided in these by-laws or as may be determined by resolution of the board of directors not inconsistent with these by-laws.

6.5 Compensation. The compensation, if any, of officers and agents shall be fixed from time to time by the board of directors; provided, however, that the board of directors may delegate the power to determine the compensation of any officer and agent (other than the officer to whom such power is delegated) to the Chairman of the Board or the President.

6.6 Chairman of the Board. The Chairman of the Board, if elected by the board of directors, shall have such powers and duties as may be prescribed by the board of directors. Such officer shall preside at all meetings of the stockholders and of the board of directors. Such officer may sign all certificates for shares of stock of the Corporation.

6.7 President. The President shall be the chief executive officer of the Corporation and, subject to the board of directors, he shall have general executive charge, management, and control of the properties and operations of the Corporation in the ordinary course of its business, with all such powers with respect to such properties and operations as may be reasonably incident to such responsibilities. If the board of directors has not elected a Chairman of the Board or in the absence or inability to act of the Chairman of the Board, the President shall exercise all of the powers and discharge all of the duties of the Chairman of the Board. As between the Corporation and third parties, any action taken by the President in the performance 6f the duties of the Chairman of the Board shall be conclusive evidence that there is no Chairman of the Board or that the Chairman of the Board is absent or unable to act.

6.8 Vice Presidents. Each Vice President shall have such powers and duties as may be assigned to him by the board of directors, the Chairman of the Board, or the President, and (in order of their seniority as determined by the board of directors or, in the absence of such determination, as determined by the length of time they have held the office of Vice President) shall exercise the powers of the President during that officer's absence or inability to act. As between the Corporation and third parties, any action taken by a Vice President in the performance of the duties of the President shall be conclusive evidence of the absence or inability to act of the President at the time such action was taken.

6.9 Treasurer. The Treasurer shall have custody of the Corporation's funds and securities, shall keep full and accurate account of receipts and disbursements, shall deposit all monies and valuable effects in the name and to the credit of the Corporation in such depository or depositories as may be designated by the board of directors, and shall perform such other duties as may be prescribed by the board of directors, the Chairman of the Board, or the President.

6.10 Assistant Treasurers. Each Assistant Treasurer shall have such powers and duties as may be assigned to him by the board of directors, the Chairman of the Board, or the President. The Assistant Treasurers (in the order of their seniority as determined by the board of directors or, in the absence of such a determination, as determined by the length of time they have held the office of Assistant Treasurer) shall exercise the powers of the Treasurer during that officer's absence or inability to act.

6.11 Secretary. Except as otherwise provided in these by-laws, the Secretary shall keep the minutes of all meetings of the board of directors and of the stockholders in books provided for that purpose, and he shall attend to the giving and service of all notices. He may sign with the Chairman of the Board or the President, in the name of the Corporation, all contracts of the Corporation and affix the seal of the Corporation thereto. He may sign with the Chairman of the Board or the President all certificates for shares of stock of the Corporation, and he shall have charge of the certificate books, transfer books, and stock papers as the board of directors may direct, all of which shall at all reasonable times be open to inspection by any director upon application at the office of the Corporation during business hours. He shall in general perform all duties incident to the office of the Secretary, subject to the control of the board of directors, the Chairman of the Board, and the President.

6.12 Assistant Secretaries. Each Assistant Secretary shall have such powers and duties as may be assigned to him by the board of directors, the Chairman of the Board, or the President. The Assistant Secretaries (in the order of their seniority as determined by the board of directors or, in the absence of such a determination, as determined by the length of time they have held the office of Assistant Secretary) shall exercise the powers of the Secretary during that officer's absence or inability to act.

ARTICLE SEVEN: CERTIFICATES AND SHAREHOLDERS

7.1 Certificates for Shares. Certificates for shares of stock of the Corporation shall be in such form as shall be approved by the board of directors. The certificates shall be signed by the Chairman of the Board or the President or a Vice President and also by the Secretary or an Assistant Secretary or by the Treasurer or an Assistant Treasurer. Any and all signatures on the certificate may be a facsimile and may be sealed with the seal of the Corporation or a facsimile thereof. If any officer, transfer agent, or registrar who has signed, or whose facsimile signature has been placed upon, a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. The certificates shall be consecutively numbered and shall be entered in the books of the Corporation as they are issued and shall exhibit the holder's name and the number of shares.

7.2 Replacement of Lost or Destroyed Certificates. The board of directors may direct a new certificate or certificates to be issued in place of a certificate or certificates theretofore issued by the Corporation and alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate or certificates representing shares to be lost or destroyed. When authorizing such issue of a new certificate or certificates the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond with a surety or sureties satisfactory to the Corporation in such sum as it may direct as indemnity against any claim, or expense resulting from a claim, that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost or destroyed.

7.3 Transfer of Shares. Shares of stock of the Corporation shall be transferable only on the books of the Corporation by the holders thereof in person or by their duly authorized attorneys or legal representatives. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation or its transfer agent shall issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

7.4 Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

7.5 Regulations. The board of directors shall have the power and authority to make all such rules and regulations as they may deem expedient, including without limitation a requirement that a transferor furnish a legal opinion or such other evidence as is reasonably satisfactory to the Corporation and its counsel that any proposed transfer of shares does not violate the registration requirements of any state or federal securities law, concerning the issue, transfer, and registration or the replacement of certificates for shares of stock of the Corporation.

7.6 Legends. The board of directors shall have the power and authority to provide that certificates representing shares of stock bear such legends as the board of directors deems appropriate to assure that the Corporation does not become liable for violations of federal or state securities laws or other applicable law.

ARTICLE EIGHT: MISCELLANEOUS PROVISIONS

8.1 Dividends. Subject to provisions of law and the certificate of incorporation of the Corporation, dividends may be declared by the board of directors at any regular or special meeting and may be paid in cash, in property, or in shares of stock of the Corporation. Such declaration and payment shall be at the discretion of the board of directors.

8.2 Reserves. There may be created by the board of directors out of funds of the Corporation legally available therefor such reserve or reserves as the directors from time to time, in their discretion, consider proper to provide for contingencies, to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purpose as the board of directors shall consider beneficial to the Corporation, and the board of directors may modify or abolish any such reserve in the manner in which it was created.

8.3 Books and Records. The Corporation shall keep correct and complete books and records of account, shall keep minutes of the proceedings of its stockholders and board of directors and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the shares held by each.

8.4 Fiscal Year. The fiscal year of the Corporation shall be fixed by the board of directors; provided, that if such fiscal year is not fixed by the board of directors and the selection of the fiscal year is not expressly deferred by the board of directors, the fiscal year shall be the calendar year.

8.5 Seal. The seal of the Corporation shall be such as from time to time may be approved by the board of directors.

8.6 Resignations. Any director, committee member, or officer may resign by so stating at any meeting of the board of directors or by giving written notice to the board of directors, the Chairman of the Board, the President, or the Secretary. Such resignation shall take effect at the time specified therein or, if no time is specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

8.7 Securities of Other Corporations. The Chairman of the Board, the President, or any Vice President of the Corporation shall have the power and authority to transfer, endorse for transfer, vote, consent, or take any other action with respect to any securities of another issuer which may be held or owned by the Corporation and to make, execute, and deliver any waiver, proxy, or consent with respect to any such securities.

8.8 Telephone Meetings. Stockholders (acting for themselves or through a proxy), members of the board of directors, and members of a committee of the board of directors may participate in and hold a meeting of such stockholders, board of directors, or committee by means of a conference telephone or similar communications equipment by means of which persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

8.9 Invalid Provisions. If any part of these by-laws shall be held invalid or inoperative for any reason, the remaining parts, so far as it is possible and reasonable, shall remain valid and operative.

8.10 Mortgages, etc. With respect to any deed, deed of trust, mortgage, or other instrument executed by the Corporation through its duly authorized officer or officers, the attestation to such execution by the Secretary of the Corporation shall not be necessary to constitute such deed, deed of trust, mortgage, or other instrument a valid and binding obligation against the Corporation unless the resolutions, if any, of the board of directors authorizing such execution expressly state that such attestation is necessary.

8.11 Headings. The headings used in these by-laws have been inserted for administrative convenience only and do not constitute matter to be construed in interpretation.

8.12 References. Whenever herein the singular number is used, the same shall include the plural where appropriate, and words of any gender should include each other gender where appropriate.

8.13 Amendments. The Board of Directors shall have the power to adopt, alter, amend or repeal the by-laws of the Corporation by vote of not less than a majority of the directors then in office. The holders of shares of capital stock of the Corporation entitled at the time to vote for the election of directors shall, to the extent such power is at the time conferred on them by applicable law, also have the power to adopt, alter, amend or repeal the by-laws of the Corporation, but only if such action receives the affirmative vote of at least 80% of the outstanding Voting Stock (as defined in the Corporation's Certificate of Incorporation), voting together as a single class.

The undersigned, the Secretary of the Corporation, hereby certifies that the foregoing by-laws were adopted by resolution of the directors of the Corporation as of March 21, 2001.

/s/ David G. Hugley
David G. Hugley, Secretary

EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Unless noted as a Texas corporation, all subsidiaries are formed under local law.

DASYTEC USA, Incorporated, a New Hampshire corporation
Hyperception, Inc.
measX GmbH
measX GmbH & Co., Kg
National Instruments Australia Corporation, a Texas corporation
National Instruments Belgium N.V., Belgium
National Instruments Brazil, Brazil
National Instruments Canada Corporation, a Texas corporation
National Instruments China Corporation, a Texas corporation
National Instruments (Czech Republic) s.r.o., Czech Republic
National Instruments Corporation (UK) Limited, United Kingdom
National Instruments de Mexico, S.A. de C.V., Mexico
National Instruments de Mexico Servicios, S.A. de C.V., Mexico
National Instruments Engineering GmbH, Germany
National Instruments Engineering GmbH & Co. KG, Germany
National Instruments Europe Corporation, a Texas corporation
National Instruments Europe Software and Hardware Manufacturing Limited Liability Company Kft., Hungary
National Instruments Finland Oy, Finland
National Instruments France Corporation, a Texas corporation
National Instruments Germany GmbH, Germany
National Instruments Gesellschaft m.b.H., Salzburg, Austria
National Instruments Hellas Measurement and Automation Systems, E.P.E., Greece
National Instruments Hong Kong Limited, Hong Kong
National Instruments Hungary Trading Limited Liability Company
National Instruments (Ireland) Limited, Ireland
National Instruments Ireland Resources Limited
National Instruments Instrumentacija, avtomatizacija in upravljanje procesov d.o.o., Slovenija
National Instruments International Holdings B.V., Netherlands
National Instruments Israel Ltd., Israel
National Instruments Italy s.r.l., Italy
National Instruments Japan Kabushiki Kaisha, Japan
National Instruments (Korea) Corporation, Korea
National Instruments Netherlands B.V., Netherlands
National Instruments New Zealand Limited, New Zealand
National Instruments Poland Sp.Zo.o, Poland
National Instruments Portugal Unipessoal Lda, Portugal
National Instruments Russia Corporation, a Texas corporation
National Instruments Scandinavia Corporation, a Texas corporation
National Instruments Services B.V., Netherlands
National Instruments Singapore (PTE) Ltd., Singapore
National Instruments Spain, S.L., Spain
National Instruments Sweden A.B., Sweden
National Instruments Switzerland Corporation, a Texas corporation
National Instruments Taiwan Corporation, a Texas corporation
National Instruments Thailand Ltd.
NICEC, Inc.
NI Hungary Software and Hardware Manufacturing Limited Liability Company
NI Solutions (Proprietary) Limited, South Africa
NI Systems (India) Private Limited, India
N.I. Export (Barbados) Ltd.
Shanghai NI Instruments LTD, China
Virtual Instruments SDN BHD, Malaysia
Washington Holding and Finance B.V.

EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-91671) of National Instruments Corporation of our report dated January 21, 2004 relating to the consolidated financial statements and the financial statement schedule, which appears in this Form 10-K.

/S/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Austin, Texas
January 26, 2004

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James Truchard, certify that:

1. I have reviewed this report on Form 10-K of National Instruments Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 26, 2004

/s/ James Truchard
James Truchard
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Alexander Davern, certify that:

1. I have reviewed this report on Form 10-K of National Instruments Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 26, 2004

/s/ Alexander Davern
Alexander Davern
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, James Truchard, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of National Instruments Corporation on Form 10-K for the fiscal year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-K fairly presents in all material respects the financial condition and results of operations of National Instruments Corporation.

By: /s/ James Truchard
Name: James Truchard
Title: Chief Executive Officer

I, Alexander Davern, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of National Instruments Corporation on Form 10-K for the fiscal year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-K fairly presents in all material respects the financial condition and results of operations of National Instruments Corporation.

By: /s/ Alexander Davern
Name: Alexander Davern
Title: Chief Financial Officer

For more information, visit our
Web site at ni.com/nati

Listing

The company's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol NATI.

Independent Accountants

PricewaterhouseCoopers LLP, Austin, Texas

Securities Counsel

Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Austin, Texas

Investor Relations Information

National Instruments
Investor Relations Department
11500 N Mopac Expwy
Austin, TX 78759-3504
Tel: (512) 683-5090
E-mail: nati@ni.com
Web: ni.com/nati

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
150 Royall Street
Canton, MA 02021
Tel: (781) 575-3100
Web: www.equiserve.com

Board of Directors

Dr. James Truchard, *Chairman*
Jeffrey L. Kodosky
Dr. Donald M. Carlton[2,3]
Duy-Loan T. Le[1,3]
Dr. Ben G. Streetman[1,2,3]
R. Gary Daniels[1,2,3]
Charles J. Roesslein[1,2,3]

[1]Compensation Committee, [2]Audit Committee, [3]Nomination and Governance Committee

Officers and Management

Dr. James Truchard, *President, CEO, Co-Founder*
Jeffrey L. Kodosky, *Fellow, Co-Founder*
Alex Davern, *Chief Financial Officer; Senior Vice President, Manufacturing and IT Operations; Treasurer*
Tim Dehne, *Senior Vice President, Research and Development*
Pete Zogas, *Senior Vice President, Sales and Marketing*
Ray Almgren, *Vice President, Product Marketing and Academic Relations*
Mark Finger, *Vice President, Human Resources*
John Graff, *Vice President, Marketing and Customer Operations*
David Hugley, *Vice President and General Counsel, Corporate Secretary*
Mihir Ravel, *Vice President, Technology and Corporate Development*

This letter contains forward-looking statements as defined under securities laws and such statements are intended to be covered by safe harbors created under the Securities Act of 1993, the Securities Act of 1934, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, the predictions of future financial performance, ret on R&D, sales and marketing and other investments, leveraging new SMC hardware architecture, exciting new products in the pipeline, continuing to invest aggressively, expand opportunities ar execute on our vision. Actual results could differ materially from those predicted in the forward-looking statements as a result of a number of risks and factors including future changes in the glob economy, delays in the release of new products, fluctuations in customer demand for the company's products, and unexpected changes in expenses and labor costs. We direct you to the docume we file with the SEC, including our recently filed annual report on Form 10-K, for additional risks.